3/21

07021979

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rockyview Energy Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

MAR 2 3 2007

THOMSON FINANCIAL

FILE NO. 82- 34899

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 3/21/07

Exemption
82-34899

ARLS
12-31-06

MANAGEMENT'S REPORT

The consolidated financial statements of Rockyview Energy Inc. were prepared by management in accordance with Canadian generally accepted accounting principles. The financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

Management has designed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of financial statements for reporting purposes. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. Such estimates are based on careful judgements made by management.

External auditors appointed by the shareholders have conducted an independent examination of the Company's accounting records in order to express their opinion on the consolidated financial statements. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial and internal control. The Board exercises this responsibility through its Audit Committee. The Audit Committee, which consists of non-management members, has met with the external auditors and management in order to determine that management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Audit Committee has reported its findings to the Board of Directors who have approved the consolidated financial statements.

S. Cloutier

Steve Cloutier
President and Chief Executive Officer

Alan MacDonald
Vice President Finance and Chief Financial Officer

Calgary, Canada
March 8, 2007

AUDITORS' REPORT

To the shareholders of Rockyview Energy Inc.

We have audited the consolidated balance sheets of Rockyview Energy Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the periods then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the periods then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
March 8, 2007

CONSOLIDATED BALANCE SHEET

	December 31, 2006	December 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 924,231	$ 5,948,526
Accounts receivable	9,161,648	4,990,016
Other current assets	1,539,265	530,490
Derivative asset	22,995	–
	11,648,139	11,469,032
Future income taxes (note 9)	–	2,961,870
Property, plant and equipment (note 5)	135,219,731	48,812,655
	$ 146,867,870	$ 63,243,557
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,959,272	$ 10,519,389
Current portion of future income taxes	4,971,965	–
	15,931,237	10,519,389
Long-term debt (note 7)	25,000,000	–
Future income taxes (note 9)	3,924,484	–
Asset retirement obligations (note 6)	3,316,274	997,315
	48,171,995	11,516,704
SHAREHOLDERS' EQUITY		
Share capital (note 8)	108,493,800	48,797,413
Warrants (note 8)	571,054	573,487
Contributed surplus (note 8)	1,214,235	261,094
Retained earnings (deficit)	(11,583,214)	2,094,859
	98,695,875	51,726,853
	$ 146,867,870	$ 63,243,557

See accompanying notes to financial statements

Approved by the Board of Directors

John Howard
Director

Steve Cloutier
Director

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

	Year ended Dec. 31, 2006	April 12 to Dec. 31, 2005
REVENUE		
Petroleum and natural gas	$ 33,323,597	$ 13,195,154
Unrealized derivative gain	22,995	–
Royalties expense	(6,384,968)	(2,542,115)
	26,961,624	10,653,039
EXPENSES		
Operating	8,140,832	1,957,529
General and administrative	3,077,251	1,002,588
Interest	1,562,305	–
Impairment of goodwill (note 4)	11,193,868	–
Depletion, depreciation and accretion	19,121,366	4,107,449
	43,095,622	7,067,566
Net income (loss) before income taxes	(16,133,998)	3,585,473
Current income tax expense (recovery)	(428,423)	501,427
Future income tax expense (recovery)	(2,027,502)	989,187
Net income (loss)	(13,678,073)	2,094,859
Retained earnings (deficit), beginning of period	2,094,859	–
Retained earnings (deficit), end of period	$ (11,583,214)	$ 2,094,859
Net income (loss) per share - basic (note 8)	$ (0.70)	$ 0.24
Net income (loss) per share - diluted (note 8)	$ (0.70)	$ 0.23

See accompanying notes to financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended Dec. 31, 2006	April 12 to Dec. 31, 2005
Cash flows from operating activities		
Net income (loss)	$ (13,678,073)	$ 2,094,859
Items not affecting cash		
Depletion, depreciation and accretion	19,121,366	4,107,449
Impairment of goodwill	11,193,868	–
Stock based compensation expense	953,141	261,094
Future income taxes (recovery)	(2,027,502)	989,187
Unrealized derivative gain	(22,995)	–
Asset retirement expenditures	(67,275)	–
Funds flow from operations	15,472,530	7,452,589
Net change in non-cash working capital items	(1,655,942)	(671,372)
Net cash provided by operating activities	13,816,588	6,781,217
Cash flow from financing activities		
Issue of shares and warrants for cash, net of costs	13,611,076	7,859,220
Issue of shares for cash upon exercise of warrants	19,999	–
Purchase shares for cancellation	–	(229,797)
Increase in bank loan	16,000,000	–
Net cash used in financing activities	29,631,075	7,629,423
Cash flow from investing activities		
Acquisition of Espoir Exploration Corp.	(8,487,278)	–
Acquisition of oil and gas properties	–	(1,265,405)
Sale of oil and gas properties	2,100,708	–
Additions to property, plant and equipment	(35,271,178)	(12,866,962)
Changes in non-cash working capital - investing items	(6,814,210)	5,670,253
Net cash used in investing activities	(48,471,958)	(8,462,114)
Change in cash during the period	(5,024,295)	5,948,526
Cash and cash equivalents - beginning of period	5,948,526	–
Cash and cash equivalents - end of period	$ 924,231	$ 5,948,526
Supplemental information:		
Interest paid	$ 1,911,510	$ –
Income taxes paid	$ 673,799	$ –

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Year ended December 31, 2006 and for the period April 12, 2005 to December 31, 2005

1. BASIS OF PRESENTATION

Rockyview Energy Inc. ("Rockyview" or the "Company") was incorporated on April 12, 2005 and commenced operations on June 21, 2005 under a Plan of Arrangement entered into by APF Energy Trust ("APF Trust"), APF Energy Inc. ("APF"), 1163947 Alberta Inc. ("1163947") and Rockyview. The comparatives reflect operating results for the period from June 21 to December 31, 2005.

The principal business of the Company is the exploration for, exploitation, development and production of oil and natural gas reserves. All activity is conducted in Western Canada and comprises a single business segment.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The consolidated financial statements include the Company's wholly owned subsidiary, Rockyview Oil & Gas Ltd. and their combined 100% interest in Rockyview Energy Partnership.

Measurement uncertainty

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in the preparation of these consolidated financial statements include the estimate of proved and probable reserves, asset retirement obligations and employee future benefits.

Joint interests

A portion of the Company's exploration, development and production activities is conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and investments in highly liquid money market instruments which are convertible to known amounts of cash in less than three months.

Financial Instruments

The fair market value of cash and cash equivalents, receivables, other current assets and payables approximate their carrying value. From time to time, the Company may use derivative financial instruments to manage exposure to fluctuations in commodity prices, foreign currency exchange rates, interest rates and power costs. All transactions of this nature entered into by the Company are related to an underlying financial position or to future petroleum and natural gas production. The Company does not use derivative financial instruments for speculative trading purposes.

The Company may enter into derivative contracts to manage its exposure to petroleum and natural gas commodity prices by entering into crude oil and natural swap contracts, options or collars, when it is deemed appropriate. The Company applies the fair value method of accounting by recording an asset or liability on the balance sheet and recognizing changes in the fair value of the instruments in the current period statement of operations.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value of the identifiable assets and liabilities of the acquired business. Net identifiable liabilities acquired include an estimate of future income taxes. In accordance with CICA Handbook Section 3062 ("HB 3062"), "Goodwill and Other Intangibles", goodwill is tested at least annually for impairment.

The test for impairment is the comparison of the book value of net assets to the fair value of the Company. If the fair value of the Company is less than its book value, the impairment loss is measured by allocating the fair value of the Company to the identifiable assets and liabilities at their value. The excess of the Company's fair value over the identifiable net assets is the implied fair value of goodwill. If this amount is less than the book value of goodwill, the difference is the impairment amount and would be charged to income during the period.

Property, plant and equipment

Petroleum and natural gas production equipment

The Company follows the full cost method of accounting for its petroleum and natural gas properties and related facilities whereby all costs relating to the exploration and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition, geological and geophysical, drilling of productive and non-productive wells, production equipment and facilities, lease rentals on non-producing properties, and overhead expenses directly related to exploration and development activities. Direct general and administrative costs have been capitalized.

Gains or losses on the disposition of properties are not recognized unless the proceeds of disposition result in a change of 20% or more in the depletion rate.

Depletion and depreciation

Capitalized costs, along with estimated future capital expenditures to be incurred in order to develop proved reserves, are depleted and depreciated on a unit-of-production basis using estimated proved petroleum and natural gas reserves as evaluated by independent engineers. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs.

Depreciation of furniture and office equipment is provided using the declining balance method at an annual rate of 25%.

Ceiling test

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test ("ceiling test"). Under this test, an estimate is made of the ultimate recoverable amount from undiscounted future net cash flows based on proved reserves, which is determined by using forecasted future prices, plus unproved properties. If the carrying amount exceeds the ultimate recoverable amount, an impairment loss is recognized in net earnings. The impairment loss is limited to the amount by which the carrying amount exceeds: (i) the sum of the fair value of proved and probable reserves; and (ii) the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves.

Asset retirement obligations

Estimated future costs relating to retirement obligations associated with oil and gas well sites and facilities are recognized as a liability, at fair value. The asset retirement cost, equal to the fair value of the retirement obligation, is capitalized as part of the cost of the related asset. These capitalized costs are amortized on a unit-of-production basis, consistent with depletion and depreciation. The liability is adjusted at each reporting period to reflect the passage of time, with the accretion charged to earnings and for revisions to the estimated cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability.

Future income taxes

The Company follows the liability method of accounting for income taxes. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities. Future income tax assets or liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Revenue recognition

Revenue from the sale of oil and natural gas is recorded when title passes to an external party.

Stock based compensation

The Company follows the fair-value method of accounting for stock options granted to employees and directors. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and recognized over the vesting period of the options granted as stock based compensation with a corresponding credit to contributed surplus. The consideration received by the Company on the exercise of share options is recorded as an increase to share capital, together with corresponding amounts previously recognized in contributed surplus. Forfeitures are accounted for as they occur, which could result in recoveries of the compensation expense.

Per share amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated using the treasury stock method which assumes that any proceeds obtained on exercise of share options or other dilutive instruments would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

3. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Arrangement, APF transferred certain producing and non-producing, undeveloped petroleum and natural gas properties to Rockyview. The assets and liabilities have been accounted for based on the carrying value in APF.

Net Assets Received	
Oil and natural gas assets and equipment	$ 33,177,536
Undeveloped land	5,179,600
Seismic	1,507,423
Future income tax asset	3,901,057
Total assets transferred	43,765,616
Asset retirement obligation	(808,732)
Net assets transferred at carrying value	$ 42,956,884
Consideration given	
Common shares issued (10,256,840 shares)	$ 41,691,479
Cash	1,265,405
	$ 42,956,884

4. ACQUISITION OF ESPOIR EXPLORATION CORP.

On January 11, 2006, Rockyview acquired all of the issued and outstanding shares of Espoir Exploration Corp. ("Espoir") and immediately changed its name to Rockyview Oil & Gas Ltd. The acquisition was accounted for using the purchase method of accounting and the purchase price allocation and consideration paid is as follows:

Net assets acquired at assigned values	
Working capital deficiency	$ (3,729,629)
Property, plant and equipment	62,855,000
Undeveloped land and seismic	8,096,837
Goodwill	11,193,868
Debt assumed	(9,000,000)
Asset retirement obligation	(980,098)
Future income taxes	(13,885,821)
Net assets acquired	54,550,157
Consideration given	
Common shares issued (7,441,499 shares)	46,062,879
Cash	8,324,883
Acquisition costs	162,395
	$ 54,550,157

At December 31, 2006, the goodwill was tested for impairment by comparing the book value of net assets to the fair value. The fair value did not exceed the identifiable net assets at December 31, 2006, and accordingly, the full amount of goodwill was impaired and $11,193,868 was charged to income.

5. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2006	December 31, 2005
Petroleum and natural gas properties and equipment	$ 157,933,059	$ 52,646,690
Furniture and office equipment	311,279	238,782
	$ 158,244,338	$ 52,885,472
Accumulated depletion and depreciation	23,024,607	4,072,817
	$ 135,219,731	$ 48,812,655

During the year, the Company capitalized $1,101,882 (2005 - $248,468) of general and administrative expenses related to exploration and development activities.

Unproved property costs of $13,772,696 (2005 - $5,438,739) and estimated salvage value of $4,367,864 (2005 - $4,074,182) have been deducted from, and future capital of $25,970,000 (2005 - $29,460,000) has been added to costs subject to depletion and amortization for the period ended December 31, 2006.

An impairment test calculation was performed on the Company's property, plant and equipment at December 31, 2006 in which the estimated undiscounted future net cash flows based on estimated future prices associated with the proved reserves exceeded the carrying value of the Company's petroleum and natural gas properties.

The following table outlines reference prices used in the impairment test at December 31, 2006:

Year	WTI Oil ($US/bbl)	Foreign Exchange ($US/$Cdn)	Edm. Par 40 API ($Cdn/bbl)	AECO - C Spot Gas ($Cdn/mcf)
2007	65.73	1.149	74.10	7.72
2008	68.82	1.149	77.62	8.59
2009	62.42	1.149	70.25	7.74
2010	58.37	1.149	65.56	7.55
2011	55.20	1.149	61.90	7.72
2012	56.31	1.149	63.15	7.85
2013	57.43	1.149	64.42	7.99
2014	58.58	1.149	65.72	8.12
2015	59.75	1.149	67.04	8.26
2016	60.95	1.149	68.39	8.40
2017	62.17	1.149	69.76	8.54
Thereafter	+2% per yr.	1.149	+2% per yr.	+2% per yr.

The actual natural gas price used in the impairment test included a $0.20 per mcf basis differential, while the crude oil prices had an $8.00 quality differential to Edm. Par.

6. ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on the Company's net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim wells and facilities and the estimated timing of the cost to be incurred in future periods. The total undiscounted amount of estimated cash flows required to settle the obligation is $11,015,927 (2005 - $6,835,293), which will be incurred between 2008 and 2031. A credit adjusted risk-free rate of 8% (2005 – 8%) and an inflation rate of 2% (2005 – 1.5%) was used to calculate the present value of the asset retirement obligation.

The following table presents the reconciliation of the beginning and ending asset retirement obligation associated with the retirement of oil and gas properties:

	Year ended Dec. 31, 2006	April 12 to Dec. 31, 2005
Balance, beginning of period	$ 997,315	$ –
Liabilities acquired	980,098	808,732
Liabilities incurred	518,459	153,951
Change in estimate	744,024	–
Liabilities settled/sold	(93,198)	–
Accretion expense	169,576	34,632
Balance, end of period	$ 3,316,274	$ 997,315

7. BANK LOAN

At December 31, 2006, the Company had drawn $25.0 million (2005 - $nil) on its revolving extendible credit facility of $40 million with a Canadian chartered bank. The facility may be drawn down or repaid at any time, but there are no scheduled repayment terms. Advances under this facility bear interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate to a maximum of the bank's prime rate plus 1.25%. Bankers' Acceptances bear a stamping fee between 0.95% and 2.25%. The credit facility is collateralized by a fixed and floating charge debenture on the Company's assets and a general security agreement. The borrowing base is subject to a semi-annual review by the bank. If the facility is not renewed by August 7, 2007, outstanding advances become a term loan repayable on August 8, 2008.

The Company's banker has also provided a $6.0 million revolving credit facility on a short-term basis. This facility will only be utilized if the amount drawn on the main credit facility exceeds $40.0 million. This facility terminates March 31, 2007 and all advances are repayable on that date. Advances bear interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate plus 0.575% to a maximum of the bank's prime rate plus 1.875%. Bankers' Acceptances bear a stamping fee between 1.575% and 2.875%.

At December 31, 2006, the Company's effective interest rate was 6.10%.

8. SHARE CAPITAL

(a) Authorized:
An unlimited number of voting Common Shares; unlimited number of Preferred Shares issuable in one or more series.

(b) Issued

Common shares:	Number	Amount
Issued pursuant to Plan of Arrangement (i)	10,256,840	$ 41,691,479
Issued pursuant to private placement for cash (ii)	1,826,484	7,415,585
Shares purchased for cancellation (iii)	(34,247)	(218,870)
Share issue costs, net of tax		(90,781)
Balance - December 31, 2005	12,049,077	48,797,413
Acquisition of Espoir	7,441,499	46,062,879
Issued for cash, net of costs	4,870,000	13,611,076
Issued on exercise of warrants	3,802	22,432
Balance - December 31, 2006	24,364,378	108,493,800

Warrants:	Number	Amount
Issued pursuant to private placement (ii)	913,149	$ 584,415
Warrants purchased for cancellation (iii)	(17,075)	(10,928)
Balance - December 31, 2005	896,074	573,487
Exercised	(3,802)	(2,433)
Balance - December 31, 2006	892,272	571,054

(i) On June 21, 2005, pursuant to the plan of Arrangement, 10,256,840 common shares were issued to former unitholders of APF Trust.

(ii) On June 21, 2005, prior to completion of the Plan of Arrangement, there was an initial Private Placement ("Private Placement") of 1,826,484 units to certain employees, consultants, service providers and directors of Rockyview and to certain other placees. Each unit is comprised of one Rockyview share and one half of a Rockyview Warrant. Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26. All of the Rockyview Shares and Rockyview Warrants issued pursuant to the Private Placement are subject to a contractual escrow arrangement. The shares vest evenly over a 24 month period with the first one-third vesting 8 months from the closing of the Private Placement. The Rockyview Warrants are to be released on satisfaction of the following two criteria: (i) over time with the warrants vesting evenly over a 24 month period with the first one-third vesting 8 months from closing of the Private Placement; and (ii) the 20 day weighted average trading price reaching $6.57 before the first tranche is released and $8.76 before the second and third tranche are released. The first tranche have been released from escrow on satisfaction of both criteria. The Rockyview Warrants expire February 20, 2008.

(iii) During the period ended December 31, 2005, the Company acquired 34,247 units pursuant to the escrow agreement from a senior officer who ceased to be an employee of Rockyview. The common shares and warrants were returned to treasury and cancelled. In addition, options to purchase 95,000 shares of the Company were cancelled.

(c) Stock Options

Pursuant to the stock option plan (the "Plan"), options may be granted to directors, officers, employees, consultants and service providers of the Company. The options vest evenly over 3 years, starting on the first anniversary of the grant date and expire after 5 years.

The following table sets forth a reconciliation of stock option plan activity:

	2006		2005	
Stock options:	Weighted Number of Options	Weighted Average Price	Weighted Number of Options	Weighted Average Price
Balance - beginning of period	907,502	$ 4.86	–	$ –
Granted	1,057,333	5.80	1,002,502	4.85
Cancelled	(90,000)	5.98	(95,000)	4.74
Balance - end of period	1,874,835	$ 5.34	907,502	$ 4.86
Exercisable - end of period	302,501	$ 4.86	–	$ –

The following table provides additional information on the stock options outstanding as at December 31, 2006:

Exercise Prices ($/share)	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Life	Options Exercisable
3.51 - 4.50	100,000	$ 3.90	4.5	–
4.51 - 5.50	827,502	4.74	3.5	275,834
5.51 - 6.50	947,333	6.02	4.1	26,667
3.51 - 6.50	1,874,835	$ 5.34	3.8	302,501

(d) *Stock* Based Compensation

Included in general and administrative costs is stock based compensation. The Company accounts for its stock based compensation plan using the fair value method. Under this method, the fair value is calculated and a compensation cost is charged over the vesting period of the options granted with a corresponding increase to contributed surplus. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of each option granted was estimated based on the following assumptions:

Date of Grant	Number of Options Granted (Net)	Expected Volatility	Risk-Free Interest Rate	Expected Life (Years)	Fair Value of Options Granted
11-Jan-06	640,333	29.0%	3.86%	3	$ 941,290
10-Apr-06	85,000	31.7%	4.23%	3	136,850
1-May-06	70,000	32.0%	4.28%	3	119,000
1-Jun-06	72,000	33.0%	4.19%	3	117,360
14-Jul-06	100,000	37.2%	4.26%	3	118,000
	967,333				$ 1,432,500
Unrecognized compensation at January 1, 2006					1,381,710
					2,814,210
Stock-based compensation recognized in period					(953,141)
Amount for future recognition					$ 1,861,069

(e) **Earnings per share**

The following table summarizes the common shares used in calculating net income per share:

	December 31 2006	December 31 2005
Basic	19,522,485	8,822,616
Stock options	1,874	-
Warrants	–	264,760
Diluted	19,524,359	9,087,376

The calculation of diluted common shares excludes 1,774,835 (2005 - 907,502) stock options and 892,272 warrants that are anti-dilutive.

9. TAXES

The income tax provision differs from the amount computed by applying the Canadian combined federal and provincial tax rate of 34.49% (2005 – 37.62%) as follows:

	December 31 2006	December 31 2005
Expected income tax provision	$ (5,564,615)	$ 1,348,855
Non-deductible crown charges	100	434,523
Resource allowance	3,993	(552,643)
Impairment of Goodwill	3,860,765	-
Income tax rate changes	(961,969)	-
Stock-based compensation	328,738	98,223
Other	(122,937)	161,656
	$ (2,455,925)	$ 1,490,614

The components of future income tax are as follows:

	December 31 2006	December 31 2005
Property, plant and equipment	$ 5,977,544	$ (2,588,972)
Asset retirement obligation	(1,000,290)	(331,585)
Share issue costs	(27,851)	(41,313)
Partnership income	4,971,965	–
Non-capital losses	(1,031,855)	–
Other	6,936	–
Future income tax liability (asset)	$ 8,896,449	$ (2,961,870)
Current portion	$ 4,971,965	$ –
Non-current portion	3,924,484	(2,961,870)
	$ 8,896,449	$ 2,961,870

10. FINANCIAL INSTRUMENTS

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in the financial statements. The fair values of financial assets and liabilities that are included in the balance sheet approximate their carrying amounts.

Substantially all of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal credit risks.

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

The Company is exposed to interest rate risk to the extent that bank debt is at a floating rate of interest.

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At December 31, 2006, the Company had a 1.5MWh contract with a fixed price of $76.00/MWh for calendar 2007.

The Company has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. The Company sells forward a portion of its future production and enters into a combination of fixed price sale contracts with customers. The forward contracts are subject to market risk from fluctuating commodity prices and exchange rates. The contract price on physical contracts is recognized in earnings in the same period as the production revenue. As at December 31, 2006, the Company has fixed the price applicable to future production through the following contracts:

Time period	Commodity	Contract	Volume	$Cdn/GJ
January 2007 - December, 2007	Natural gas	Physical	1,000	$ 7.50
April 2007 - October 2007	Natural gas	Physical	500	$ 7.55
April 2007 - October 2007	Natural gas	Physical	500	$ 7.60
April 2007 - October 2007	Natural gas	Physical	500	$ 7.88

11. COMMITMENTS

The Company is committed to payments under a rental agreement for office space through March 2009 totaling $395,000 (2007 - $210,930; 2008 - $145,980; 2009 - $38,090).

12. SUBSEQUENT EVENT

The following hedging contracts were entered into subsequent to December 31, 2006:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price ($Cdn/GJ)
February 2007 - December 2007	Natural gas	Physical swap	500	$ 6.65
February 2007 - December 2007	Natural gas	Physical swap	500	$ 6.80
February 2007 - December 2007	Natural gas	Physical swap	500	$ 6.96
March 2007 - December 2007	Natural gas	Physical swap	500	$ 7.77
April 2007 to October 2007	Natural gas	Physical swap	500	$ 7.20
November 2007 - March 2008	Natural gas	Physical swap	500	$ 8.63
November 2007 - March 2008	Natural gas	Physical collar	500	$ 7.50 - $ 11.00
November 2007 - March 2008	Natural gas	Physical collar	500	$ 7.50 - $ 10.86

Exemption
82-34899

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Steven Cloutier, President and Chief Executive Officer of Rockyview Energy Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March ________, 2007

Steven Cloutier
President and Chief Executive Officer
Rockyview Energy Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS



Alan MacDonald
Vice President Finance and
Chief Financial Officer

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of March 6, 2007 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006. The December 31, 2006 and December 31, 2005 audited financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Basis of Presentation – *The MD&A contains operating and financial information for 2006 and 2005. The comparative financial information in this report comprises only the operating results for the Company for the period from June 21, 2005, to December 31, 2005 (the "Period" or the "Comparative Period"). As a result, comparisons to prior year will be expressed on a per barrel of oil equivalent of production basis where possible.*

Rockyview was incorporated on April 12, 2005 under the Business Corporations Act (Alberta) and commenced operations on June 21, 2005. The Company participated in the Plan of Arrangement ("Arrangement") dated June 21, 2005, entered into by APF Energy Trust, APF Energy Inc. and Rockyview Energy Inc. which resulted in Rockyview acquiring certain oil and gas assets formerly owned by APF Energy Inc.

Non-GAAP Measurements - *The MD&A contains the term "funds flow from operations", which should not be considered an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian generally accepted accounting principles, as an indicator of the Company's performance. Rockyview's determination of funds flow from operations may not be particularly comparable to that reported by other companies, especially those in other industries. The reconciliation between net income and funds flow from operations can be found in the statement of cash flows in the consolidated financial statements. The Company also presents funds flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share. The Company will also use operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties and operating expenses.*

BOE Presentation – *The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

Reader Advisory – *Statements in this MD&A contain forward-looking information including expectations of future production, operating and financial results. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Rockyview. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to: operational risks in exploration, development and production, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information. Rockyview undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.*

BUSINESS DEVELOPMENT

Rockyview is an oil and gas exploration and development company, 94% weighted to natural gas production. The Company's primary operating areas include the Wood River and Bittern Lake areas of Central Alberta, the Thunder area of Western Alberta and the Gordondale and Spirit River areas in the Peace River Arch, all in Alberta.

Rockyview's growth strategy was highlighted in 2006 with the drilling of 28 gross (19.2 net) wells and the installation of key compression facilities in Central Alberta, coupled with a strategic acquisition. Rockyview has been successful in building a diversified asset base and a strong operational and technical team.

SUMMARY

	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005[i]
Production - boe per day	2,162	1,026
Revenues	$ 33,323,597	$ 13,195,154
Funds from operations	15,472,530	7,452,589
Funds from operations per share - basic	0.79	0.85
Funds from operations per share - diluted	0.79	0.82
Operating netback - per boe	23.82	43.70
Bank loan	25,000,000	–
Working capital	688,867	949,643

[i] Represents the period from June 21, 2005, commencement of operations, to December 31, 2005.

The year ended December 31, 2006 was highlighted by lower natural gas prices, resulting in lower netbacks and lower net income, compared to the same period in 2005. Funds from operations per share decreased from $0.85 per share ($0.82 diluted) in 2005, to $0.79 per share (basic and diluted) in 2006.

During 2006, the Company expended $35.3 million on its capital development program and completed the corporate acquisition of Espoir Exploration Corp. ("Espoir"). This acquisition, along with drilling successes, increased average production 111% to 2,162 boe per day in 2006 from 1,026 boe per day in 2005.

The Company acquired Espoir, a public oil and gas company, on January 11, 2006. Rockyview paid cash of $8.32 million, issued an aggregate 7.44 million common shares and assumed $12.73 million of Espoir net debt. The acquisition added approximately 935 boe per day of initial production.

The acquisition was accounted for using the purchase method of accounting and the purchase price allocation was determined based on an independent evaluation of the reserves, effective December 31, 2005. The evaluation used the December 31, 2005 commodity price forecast of Sproule Associates Limited, the Company's independent engineers. The Alberta Spot natural gas reference prices used at AECO per $Cdn/$mmbtu for the first three years were as follows:

2006 – $11.58; 2007 – $10.84; 2008 – $8.95

As part of the purchase price allocation, $11,193,868 was allocated to "Goodwill", reflecting the residual amount when the purchase price of an acquired business exceeds the fair value of the identifiable assets and liabilities of the acquired business. At December 31, 2006, the Goodwill was tested for impairment and it was determined, at that time, that the Goodwill was impaired and the full impairment of Goodwill of $11,193,868, was charged to the income statement.

On December 12, 2006, the Company completed a private placement financing and raised gross proceeds of $14.61 million by issuing 4.87 million common shares.

PRODUCTION

The following is a summary of daily production for the periods indicated:

	Year ended Dec. 31, 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006	Period ended Dec. 31, 2005
Crude oil (bbl/d)	58	65	48	62	58	44
NGLs (bbl/d)	64	59	68	67	63	30
Natural gas (mcf/d)	12,241	14,353	12,775	11,761	10,022	5,709
Total (boe/d)	2,162	2,516	2,245	2,089	1,791	1,026
Production split						
Crude oil and NGLs	6%	5%	5%	6%	7%	7%
Natural gas	94%	95%	95%	94%	93%	93%

Production for the year ended December 31, 2006 increased 111% to 2,162 boe per day from 1,026 boe per day in the comparative period. The increase from the comparable period is due to production added through drilling and from the Espoir acquisition. On January 11, 2006, the Company closed the acquisition of Espoir and has included its operating results from that date. The Espoir acquisition added approximately 935 boe/d of production at closing.

Production for the fourth quarter averaged 2,516 boe per day, a 12% increase from the prior quarter and a 147% increase from the same period in 2005. The Company's production in the fourth quarter was weighted 5% crude oil and NGLs and 95% natural gas.

COMMODITY PRICES

Average Benchmark Prices	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	% Change	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005	% Change
Natural gas						
NYMEX ($US/mmbtu)	6.62	12.85	-48%	7.26	8.51	-15%
AECO daily spot ($Cdn/mcf)	6.03	10.79	-44%	6.62	8.28	-20%
Crude oil						
WTI ($US/bbl)	60.21	60.03	0%	66.31	56.56	17%
Edmonton Par ($Cdn/bbl)	64.47	70.47	-9%	72.86	68.56	6%
Exchange rate ($US/$Cdn)	0.878	0.852	3%	0.8820	0.825	7%
Average Realized Prices						
Natural gas - ($/mcf)	7.04	11.97	-41%	6.72	10.60	-37%
Crude oil - ($/bbl)	51.33	59.49	-14%	59.57	63.72	-7%
NGLs - ($/bbl)	53.31	61.11	-13%	58.56	59.35	-1%

One of the warmest winters on record in North America resulted in natural gas storage levels approximately 60% higher than the 5 year average. Lower than normal weather-driven demand during the 2005/2006 winter months resulted in a lack of support for natural gas prices throughout the continent. As a result, we saw natural gas prices fall to levels not experienced since 2004.

The average natural gas price realized during the three and twelve months ended December 31, 2006 was 41% and 37% lower than the comparative period in 2005 respectively. The Company expects natural gas prices to remain volatile through 2007 and as such, has implemented a price protection strategy.

RISK MANAGEMENT ACTIVITIES

Rockyview has entered into physical natural gas commodity contracts as part of its risk management program to manage commodity price fluctuations designed to ensure sufficient cash is generated to fund its capital program. The contract price on physical contracts will be recognized in earnings in the same period as the production revenue.

The following contracts were in place at December 31, 2006:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price ($Cdn/GJ)
January 2007 - December 2007	Natural gas	Physical swap	1,000	$ 7.50
April 2007 - October 2007	Natural gas	Physical swap	500	$ 7.55
April 2007 - October 2007	Natural gas	Physical swap	500	$ 7.60
April 2007 - October 2007	Natural gas	Physical swap	500	$ 7.88

The following contracts were entered into subsequent to December 31, 2006:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price ($Cdn/GJ)
February 2007 - December 2007	Natural gas	Physical swap	500	$ 6.65
February 2007 - December 2007	Natural gas	Physical swap	500	$ 6.80
February 2007 - December 2007	Natural gas	Physical swap	500	$ 6.96
March 2007 - December 2007	Natural gas	Physical swap	500	$ 7.77
April 2007 to October 2007	Natural gas	Physical swap	500	$ 7.20
November 2007 - March 2008	Natural gas	Physical swap	500	$ 8.63
November 2007 - March 2008	Natural gas	Physical collar	500	$ 7.50 - $ 11.00
November 2007 - March 2008	Natural gas	Physical collar	500	$ 7.50 - $ 10.86

The Company's strategy is to hedge up to a maximum of 50% of its production, when deemed appropriate, to help fund its capital development program.

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At December 31, 2006, the Company had a 1.5MWh contract with a fixed price of $76.00/MWh for calendar 2007. The unrealized fair value gain on this contract at December 31, 2006 is $22,995 and has been classified as a current asset.

The Company did not hedge or enter into any fixed price arrangements for the year ended December 31, 2006.

PETROLEUM AND NATURAL GAS SALES

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Natural gas	$ 9,295,898	$ 6,259,545	$ 30,012,052	$ 11,741,453
Crude oil	306,169	253,481	1,264,091	542,043
NGLs	287,067	140,671	1,373,283	347,081
Royalty and other income	175,056	339,369	674,171	564,577
Gross oil and gas revenue	$ 10,064,190	$ 6,993,066	$ 33,323,597	$ 13,195,154
Per boe	$ 43.48	$ 74.64	$ 42.23	$ 66.32

Revenues of $10.06 million ($43.48 per boe) for the three months ended December 31, 2006 (the "quarter") were 31% higher than the previous quarter of $7.68 million ($37.19 per boe) and reflect a 17% increase in average price realizations and a 12% increase in production volumes. While production volumes increased 118% from the comparable quarter last year due to the acquisition of Espoir and drilling successes, natural gas prices declined 41% over the same period, resulting in a 44% increase in revenues from the fourth quarter of 2005.

ROYALTIES

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Crown royalties	$ 1,399,735	$ 949,221	$ 4,959,705	$ 1,776,972
Freehold royalties	155,644	212,208	493,442	380,928
Overriding royalties	230,183	202,454	931,821	384,215
Total royalties	$ 1,785,562	$ 1,363,883	$ 6,384,968	$ 2,542,115
% of oil and gas revenue	17.7%	19.5%	19.2%	19.3%
Per boe	$ 7.71	$ 14.56	$ 8.09	$ 12.78

During the year ended December 31, 2006, royalties as a percentage of revenues decreased due to the Company's production becoming more weighted to lower productivity natural gas wells which have lower royalty rates. During the fourth quarter of 2006, royalties as a percentage of revenue decreased to 17.7% from 19.5% in the comparable period in 2005, highlighting the lower royalty rates on coalbed methane gas production.

Included in crown royalties for the year ended December 31, 2006, is the Alberta Royalty Tax Credit ("ARTC") totalling $500,000 (2005 - $nil). In 2006, the Alberta Government cancelled this program effective January 1, 2007.

OPERATING EXPENSES

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Operating expense	$ 2,561,497	$ 1,047,895	$ 8,140,832	$ 1,957,529
Per boe	$ 11.07	$ 11.18	$ 10.32	$ 9.84

Operating expenses totalled $2,561,497 for the fourth quarter of 2006, or $11.07 per boe, a 2% increase from the $10.85 per boe in the previous quarter, and a 1% decrease from the same period in 2005. Operating costs for 2006 include the costs to produce oil and natural gas from the properties acquired in the Espoir acquisition and costs of transportation. The Company commissioned 3 new electric powered compression facilities during 2006. While the cost of electricity adds to operating expenses, the offset is less natural gas shrinkage and therefore, higher reserve volumes. Rockyview has managed the risk of escalating power costs by hedging 1.5MWh for calendar 2007 at a fixed price of $76 per MWh. Activity levels in Alberta have increased significantly over the past two years resulting in increased demand for services and materials. This trend is not expected to improve significantly in the foreseeable future. Rockyview's aim going forward is to reduce operating costs by 2 to 3% per annum on a boe basis. The Company has targetted initiatives such as optimizing production volumes through the new compressor facilities, thereby reducing overall costs per boe.

OPERATING NETBACK

($ per boe)	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	% Change	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005	% Change
Revenues	$ 43.48	$ 74.64	-42%	$ 42.23	$ 66.32	-36%
Royalties	(7.71)	(14.56)	-47%	(8.09)	(12.78)	-37%
Operating expense	(11.07)	(11.18)	-1%	(10.32)	(9.84)	5%
Operating netback	$ 24.70	$ 48.90	-49%	$ 23.82	$ 43.70	-45%

The operating netback for the three and twelve months ended December 31, 2006 was $24.70 and $23.82 respectively, 49% lower than the comparable quarter, and 45% lower than the comparative period in 2005. The lower netback reflects the 41% and 37% decrease in natural gas prices realized during the respective periods.

The operating netback by product is as follows:

Conventional natural gas ($ per mcf)	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Revenues	$ 7.23	$ 12.04	$ 6.85	$ 10.64
Royalties	(1.22)	(2.59)	(1.36)	(2.23)
Operating expense	(1.98)	(2.09)	(1.90)	(1.77)
Operating netback	$ 4.03	$ 7.36	$ 3.59	$ 6.64
Coalbed methane gas ($ per mcf)				
Revenues	$ 6.71	$ 11.58	$ 6.29	$ 10.36
Royalties	(1.31)	(1.78)	(1.13)	(1.76)
Operating expense	(1.67)	(0.80)	(1.28)	(0.89)
Operating netback	$ 3.73	$ 9.00	$ 3.88	$ 7.71
Light and medium crude oil ($/bbl)				
Revenues	$ 51.32	$ 59.50	$ 59.57	$ 63.72
Royalties	(5.31)	(5.85)	(4.82)	(6.64)
Operating expense	(16.09)	(11.81)	(14.55)	(16.57)
Operating netback	$ 29.92	$ 41.84	$ 40.20	$ 40.51
Natural gas liquids ($/bbl)				
Revenues	$ 53.32	$ 60.87	$ 58.57	$ 59.36
Royalties	(18.35)	(19.55)	(19.25)	(15.61)
Operating expense	–	–	–	–
Operating netback	$ 34.97	$ 41.32	$ 39.32	$ 43.75
Royalty income ($/boe)	$ 0.76	$ 3.29	$ 0.85	$ 2.50
Total ($/boe)	$ 24.70	$ 48.90	$ 23.82	$ 43.70

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
General and administrative - gross	$ 1,349,513	$ 1,008,567	$ 5,590,215	$ 1,748,743
Capital and operating recoveries	(318,652)	(379,741)	(1,411,082)	(497,687)
Capitalized	(245,513)	(139,531)	(1,101,882)	(248,468)
General and administrative - net	$ 785,348	$ 489,295	$ 3,077,251	$ 1,002,588
Per boe	$ 3.39	$ 5.22	$ 3.90	$ 5.04

Gross general and administrative expenses for the three and twelve months ended December 31, 2006 totalled $1,349,513 and $5,590,215 respectively, 34% higher than the fourth quarter of 2005, and reflected the hiring of additional staff following the Espoir acquisition and higher compensation costs. The Company capitalized $1,101,882 (2005 - $248,468) of general and administrative costs associated with its exploration and development program during 2006, reflecting an increasing focus on new conventional exploration and development projects. General and administrative expenses include stock-based compensation expense.

STOCK BASED COMPENSATION

The Company accounts for stock based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense that is included in general and administrative costs in the income statement, over the vesting period of the options.

The increase in non-cash compensation expense for the year ended December 31, 2006 is $953,141 (2005 - $261,094), and reflects additional options granted to new staff to facilitate the growth of the Company. Fourth quarter non-cash compensation expense of $258,382 on a gross basis is consistent with the third quarter total of $256,981, with no new options being granted in the period. The amount remaining for future recognition over the vesting period of the options is $1,861,069.

INTEREST EXPENSE

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Interest expense	$ 536,991	$ –	$ 1,562,305	$ –
Per boe	$ 2.32	$ –	$ 1.98	$ -

Prior to the acquisition of Espoir in January 2006, the Company had not drawn on its bank line. The acquisition of Espoir was partially financed with $8.32 million in cash and the assumption of debt and working capital deficiency totalling $12.73 million. The bank loan balance at December 31, 2006 was $25 million, down from $37 million at the end of the previous quarter, reflecting the net proceeds from the common share equity financing that closed in December.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Depletion and depreciation	$ 6,414,472	$ 1,675,787	$ 18,951,790	$ 4,072,817
Accretion	46,892	16,676	169,576	34,632
Total	$ 6,461,364	$ 1,692,463	$ 19,121,366	$ 4,107,449
Per boe	$ 27.91	$ 18.07	$ 24.23	$ 20.64

Depletion, depreciation and accretion per boe increased 55% and 17%, respectively, for the three and twelve months ended December 31, 2006. The increase is attributable to the higher cost associated with proved reserve additions, primarily through the acquisition of Espoir.

Depletion and depreciation for the quarter amounted to $6,414,472 ($27.71 per boe), compared to $23.00 per boe in the previous quarter and reflects a decrease in proved reserve additions associated with the Espoir acquisition. The accretion of the asset retirement obligation for the quarter totalled $46,892 ($0.20 per boe), consistent with $0.21 per boe in the previous quarter.

INCOME TAXES

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Current (recovery)	$ (187,104)	$ 219,537	$ (428,423)	$ 501,427
Future (recovery)	(382,210)	786,083	(2,027,502)	989,187
Total	$ (569,314)	$ 1,005,620	$ (2,455,925)	$ 1,490,614

The current income tax recovery arises from the Company's ability to allocate current year losses against prior period taxable income.

The future income tax liability of $8.90 million reflects the difference between the book value and the tax value of the Company's assets. At December 31, 2006, the Company had the following income tax pools that are available to shelter future taxable income:

	Annual deduction	December 31 2006	December 31 2005
Canadian oil and gas property expense (COGPE)	10%	$ 50,069,358	$ 39,633,782
Canadian development expense (CDE)	30%	25,634,451	6,556,926
Canadian exploration expense (CEE)	100%	2,777,968	-
Undepreciated capital costs	25%	36,920,528	10,185,729
Non-capital losses	100%	3,420,920	-
Share issue costs	S/L 5 years	190,195	120,492
Total		$ 119,013,420	$ 56,496,929

FUNDS FLOW AND NET INCOME

Funds flow for the three and twelve months ended December 31, 2006 were $4,833,713 (2005 - $4,016,113) and $15,472,530 (2005 - $7,452,589) respectively. The funds flow for the quarter reflects lower netbacks as a result of lower AECO spot gas prices during the period, offset by higher production volumes.

Net loss for the three and twelve months ended December 31, 2006 was $12,668,134 and $13,678,073 respectively, versus net income of $1,383,782 and $2,094,859 for the comparative periods, and reflects the impairment of goodwill expense and the higher depletion and depreciation expense associated with the acquisition of Espoir.

SELECTED ANNUAL INFORMATION

	Year ended December 31, 2006	April 12 to December 31, 2005
Revenue	$ 33,323,597	$ 13,195,154
Net income (loss)	(13,678,073)	2,094,859
Net income (loss) per share - basic	(0.70)	0.24
Net income (loss) per share - diluted	(0.70)	0.23
Total assets	146,867,870	63,243,557
Bank loan	25,000,000	-

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2006				2005	
	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$ 10,064,190	$ 7,681,428	$ 7,623,900	$ 7,954,079	$ 6,993,066	$ 5,711,873
Net income (loss)						
Per share - basic and diluted	(0.70)	(0.06)	0.01	(0.01)	0.11	0.06
Funds flow from operations						
Per share - basic	0.24	0.18	0.17	0.21	0.33	0.27
Per share - diluted	0.24	0.18	0.17	0.20	0.33	0.27
Total assets	146,867,870	160,881,471	151,891,240	145,343,833	63,243,557	55,550,814
Bank loan	25,000,000	37,000,000	30,000,000	20,000,000	–	–

Revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices during the first quarter of 2006 that continued through 2006. The increase in revenues in the first quarter of 2006 was due to the production volumes added from the Espoir acquisition. Funds flow from operations steadily increased until the decline in natural gas prices in 2006.

CAPITAL EXPENDITURES

	Three months ended December 31, 2006		Year ended December 31, 2006	
Drilling Activity	Gross	Net	Gross	Net
Conventional gas	–	–	16.0	12.3
CBM	–	–	12.0	6.9
Total	–	–	28.0	19.2

With lower natural gas prices, the Company deferred a portion of its capital program to 2007 and, as a result, no new wells were drilled during the fourth quarter of 2006. During the fourth quarter, the Company did complete the testing and tie-in of 3 (1.75 net) wells at Watelet in Central Alberta and at Thunder in Western Alberta, and recompleted four Belly River wells at Wood River for the Horseshoe Canyon coals. The Watelet well is currently restricted by infrastructure constraints to net production of 100 mcf per day.

During 2006, Rockyview drilled 28 gross (19.2 net) natural gas wells, all of which were cased for production. 16 (10.0 net) wells were tied in and placed on production in 2006, while of the remainder, 8 (5.8 net) are expected to be tied-in and placed on production in 2007 and 4 gross (3.4 net) are considered abandonment candidates, resulting in an overall success ratio of 86%. Rockyview also installed three new compression facilities at its core areas of Wood River and Bittern Lake in Central Alberta. The Company now has sufficient compression capacity to enable it to execute all of the remaining Horseshoe Canyon CBM development program in these areas at significantly reduced capital costs, given that the infrastructure already exists.

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Year ended Dec. 31, 2006	Period ended Dec. 31, 2005
Corporate acquisition	$ –	$ –	$ 67,279,786	$ –
Property acquisitions	–	–	–	39,864,559
Property dispositions	(69,486)	–	(2,100,708)	–
Land and lease	258,840	983,899	3,211,464	1,155,369
Geological and geophysical	131,920	119,916	368,287	162,318
Drilling and completions	1,216,918	7,140,633	13,294,667	8,365,180
Equipment and facilities	1,389,416	2,229,412	17,222,382	2,696,845
Capitalized administrative	245,513	139,531	1,101,882	248,468
Office	10,766	23,178	72,496	238,782
Net capital expenditures	$ 3,183,887	$ 10,636,569	$ 100,450,256	$ 52,731,521

In 2006, Rockyview incurred total capital expenditures of $100.5 million, consisting of the acquisition of Espoir in January for $67.3 million and capital expenditures of $35.3 million for activity undertaken in the Company's various operating areas. In 2006, the Company disposed of non-core minor properties in Alberta for total proceeds of $2.1 million.

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

The change in the Company's bank debt for the three and twelve months ended December 31, 2006 was as follows:

	Three months ended Dec. 31, 2006	Year ended Dec. 31, 2006
Sources		
Funds from operations	$ 4,833,712	$ 15,472,530
Issue of common shares, net of costs	13,611,077	13,631,076
Proceeds on disposition of properties	69,486	2,100,708
Change in cash and cash equivalents	602,008	5,024,295
	$ 19,116,283	$ 36,228,609
Uses		
Additions to property, plant & equipment	$ 3,253,373	$ 35,271,178
Acquisition of Espoir	–	17,487,278
Change in non-cash working capital	3,862,910	8,470,153
	7,116,283	61,228,609
Increase (decrease) in bank debt	$ (12,000,000)	$ 25,000,000

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On March 6, 2007, there were 24,362,478 common shares outstanding, 892,272 outstanding warrants and 1,724,835 stock options with an average exercise price of $5.31 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

DISCLOSURE CONTROLS AND PROCEDURES

The preparation of the MD&A is supported by a set of disclosure controls and procedures as at December 31, 2006. Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the Company's annual filings for the most recently completed financial year, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting. During 2006, Rockyview documented the design of internal controls over financial reporting and presented this documentation to the Audit Committee for its review. No material changes were identified in the Company's internal controls over financial reporting during the three months ended December 31, 2006, that had materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

It should be noted that a control system, including Rockyview's disclosure and internal controls and procedures, no matter how well designed, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent errors or fraud.

CRITICAL ACCOUNTING ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties and the determination of goodwill;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs; and
- Estimated fair value of derivative contracts.

BUSINESS RISK

There are a number of risks facing participants in the oil and gas industry. Some of the risks are common to all businesses while others are specific to the sector. The following reviews the general and specific risks and includes Rockyview's approach to managing these risks.

Exploration, Development and Production Risks

Oil and natural gas exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Rockyview will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data interpretation thereof.

The long-term commercial success of Rockyview depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Rockyview will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Rockyview may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomical.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, completion and operating costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect production from successful wells. These conditions include delays in obtaining government approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operation can contribute to maximizing rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including, encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, wells cratering, sour gas releases, fire and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Prices, Markets and Marketing

Demand for crude oil and natural gas produced by the Company exists within North America. However crude oil prices are affected by worldwide supply and demand fundamentals, while natural gas prices are affected by North American supply and demand fundamentals, all of which are beyond the control of Rockyview. Prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in oil and natural gas prices, leading to a reduction in the volume of Rockyview's oil and gas reserves. Rockyview might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Rockyview's net production revenue, leading to a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Rockyview are in part determined by the borrowing base of Rockyview. A sustained material decline in prices from historical average prices could limit Rockyview's borrowing base, therefore reducing the bank credit available to Rockyview, and could require that a portion of any existing bank debt of Rockyview be repaid.

In addition to establishing markets for its oil and natural gas, Rockyview must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas, which may be acquired or discovered by Rockyview, will be affected by numerous factors beyond its control. Rockyview will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Rockyview. The ability to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets.

Rockyview will also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulations relating to price, taxes, royalties, land tenure, allowable production and many other aspects of the oil and natural gas business. Rockyview has limited direct experience in the marketing of oil and gas and utilizes the expertise of a marketing consultant.

Inflation Risks

Inflation risks subject the Company to potential erosion of product netbacks. For example, domestic prices for oil and natural gas production equipment and services can inflate the costs of operations.

Title to Assets

Although title reviews may be conducted prior to the purchase of oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Company which could result in a reduction of the revenue received by Rockyview.

Substantial Capital Requirements

Rockyview anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and gas reserves in the future. If Rockyview's revenues or reserves decline, Rockyview may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated from operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Rockyview. Future activities may require Rockyview to alter its capitalization significantly. The inability of Rockyview to access sufficient capital for its operations could have a material adverse effect on Rockyview's financial condition, results of operations or prospects.

Rockyview's lenders have been provided with collateral over substantially all of the assets of Rockyview. If Rockyview becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose or sell Rockyview's properties. The proceeds of any such sale would be applied to satisfy amounts owed to Rockyview's lenders and other creditors and only the remainder, if any, would be available to Rockyview.

Additional Funding Requirements

Cash flow from the Company's reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Company may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Rockyview to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Rockyview's revenues from its reserves decrease as a result of lower oil and gas prices, it will affect the Company's ability to expend the capital to replace its reserves or to maintain its production. If the Company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Rockyview..

The Company may enter into transactions to acquire assets or shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Rockyview's debt levels above industry standards. Neither the Company's articles nor its by-laws limit the amount of indebtedness that Rockyview may incur. The level of a Company's indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Competitive Industry Conditions

The western Canadian oil and gas industry has become a very competitive industry for oil and gas properties, undeveloped land, drillable prospects and oil and gas industry professionals. The Company initially started with a solid natural gas production base of approximately 1,000 boe per day and a large undeveloped land base that provided a quality inventory of low risk development opportunities that can fuel future growth. In January 2006, Rockyview acquired a company with production of approximately 935 boe per day and an undeveloped land base with higher risk development and high risk exploration potential.

The supply of service and production equipment at competitive prices is critical to the ability to add reserves at a competitive cost and produce these reserves in an economic timely fashion. In periods of increased activity these services and supplies can become difficult to obtain. The Company attempts to mitigate this risk by developing strong long term relationships with suppliers and contractors and maintaining close working relationships with industry partners.

Environmental Risks

All phases of the oil and gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. In 2002, the Government of Canada ratified the Kyoto Protocol ("Kyoto"), which calls for Canada to reduce its greenhouse gas emissions to specified levels. There has been much public debate with respect to Canada's ability to meet these targets and the Government's strategy or alternative strategies with respect to climate change and the control of greenhouse gases. Implementation of strategies for reducing greenhouse gases, whether to meet the limits required by Kyoto or as otherwise determined, could have a material impact on the nature of oil and natural gas operations, including those of Rockyview. No assurance can be given that environmental laws will not result in a curtailment of production or material increase in the costs of production, development or exploration activities or otherwise adversely affect Rockyview's financial condition, results of operations or prospects.

Dividends

To date, Rockyview has not paid any dividends on the outstanding Common Shares and does not anticipate the payment of any dividends on the Common Shares for the foreseeable future.

Reliance on Key Personnel

To the extent Rockyview is not the operator of its oil and gas properties, it will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of the Company depends in large measure on certain key personnel. Rockyview does not have key man insurance in effect for management, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Rockyview. In addition, the competition for qualified personnel in the oil and gas industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of our business.

Conflicts of Interest

Certain members of our board of directors are also directors and officers of other oil and gas companies and conflicts of interest may arise between their duties as directors of Rockyview and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to, such other procedures and remedies as applicable under the Alberta Business Corporations Act.

OUTLOOK

The Company's capital budget for 2007 is $20.0 million, with plans to drill 57 (37 net) wells. This capital program will be financed from cash flow and available lines of credit. The Company will monitor the commodity price outlook and may increase the budget depending on natural gas prices.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website at www.rockyviewenergy.com.

Exemption
82-34899

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Alan MacDonald, Chief Financial Officer and Corporate Secretary of Rockyview Energy Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March ________, 2007

Alan MacDonald
Chief Financial Officer and Corporate Secretary
Rockyview Energy Inc.

G:\062118\0001\Financial Statements\2006\Annual Certificate (CFO).doc

Exemption
82-34899

ROCKYVIEW ENERGY INC.

Notice of the Annual General Meeting of Shareholders
to be held on April 19, 2007

The annual general meeting of the holders of common shares of Rockyview Energy Inc. will be held in the Royal Room at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Thursday, April 19, 2007, at 3:00 p.m., Calgary time, to:

1. receive and consider our consolidated financial statements for the fiscal year ended December 31, 2006, together with the report of the auditors thereon;

2. fix the number of directors to be elected at the meeting at six (6);

3. elect six (6) directors for the ensuing year;

4. appoint auditors for the ensuing year and to authorize the directors to fix their remuneration as such; and

5. to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on March 6, 2007 (the "**Record Date**") are entitled to notice of and to attend the meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his or her Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests, not later than 10 days before the meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the meeting.

Shareholders may vote in person at the meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a shareholder) as their proxy to attend and vote in their place.

Shareholders unable to be present at the meeting are requested to date and sign the enclosed form of proxy and return it to our Corporate Secretary, c/o Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6. In order to be valid, proxies must be received by Olympia Trust Company not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

A management proxy circular relating to the business to be conducted at the meeting accompanies this Notice.

Dated at Calgary, Alberta this 14th day of March, 2007.

By order of the Board of Directors

(Signed) Steven Cloutier
President and Chief Executive Officer

Exemption
82-34899

ROCKYVIEW ENERGY INC.

Notice of the Annual General Meeting of Shareholders
to be held on April 19, 2007

The annual general meeting of the holders of common shares of Rockyview Energy Inc. will be held in the Royal Room at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Thursday, April 19, 2007, at 3:00 p.m., Calgary time, to:

1. receive and consider our consolidated financial statements for the fiscal year ended December 31, 2006, together with the report of the auditors thereon;

2. fix the number of directors to be elected at the meeting at six (6);

3. elect six (6) directors for the ensuing year;

4. appoint auditors for the ensuing year and to authorize the directors to fix their remuneration as such; and

5. to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on March 6, 2007 (the "**Record Date**") are entitled to notice of and to attend the meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his or her Common Shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests, not later than 10 days before the meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the meeting.

Shareholders may vote in person at the meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a shareholder) as their proxy to attend and vote in their place.

Shareholders unable to be present at the meeting are requested to date and sign the enclosed form of proxy and return it to our Corporate Secretary, c/o Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6. In order to be valid, proxies must be received by Olympia Trust Company not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the meeting or any adjournment thereof.

A management proxy circular relating to the business to be conducted at the meeting accompanies this Notice.

Dated at Calgary, Alberta this 14th day of March, 2007.

By order of the Board of Directors

(Signed) Steven Cloutier
President and Chief Executive Officer

ROCKYVIEW ENERGY INC.

Information Circular – Proxy Statement
dated March 14, 2007

For the Annual General Meeting
of Shareholders to be held on April 19, 2007

PROXIES

Solicitation of Proxies

This information circular – proxy statement is furnished in connection with the solicitation of proxies by or on behalf of our management for use at the annual general meeting of our shareholders (the "**Meeting**") to be held in the Royal Room of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Thursday, April 19, 2007, at 3:00 p.m., local time, and any adjournment thereof for the purposes set forth in the accompanying Notice of Annual General Meeting. Only shareholders of record on March 6, 2007 are entitled to notice of, and to attend and vote at, the Meeting, unless a shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers. **As a shareholder submitting a proxy you have the right to appoint a person (who need not be a shareholder) to represent you at the Meeting other than the person or persons designated in the form of proxy furnished by us. To exercise this right you should insert the name of the desired representative in the blank space provided in the form of proxy and strike out the other names or submit another appropriate proxy.** In order to be effective, the proxy must be deposited with our Corporate Secretary in care of Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your common shares ("**Common Shares**") in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in your account statement provided by your broker, then in almost all cases those Common Shares will not be registered in your name on our records. Such Common Shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Common Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications or another intermediary. If you receive a voting instruction form from ADP Investor Communications or another intermediary it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned (or otherwise reported as provided in the voting instruction form) as described in the voting instruction form well in advance of the Meeting in order to have the shares voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker (or agent of the broker), you may attend at the Meeting as proxyholder for the registered shareholder and vote

Common Shares in that capacity. If you wish to attend the Meeting and indirectly vote your Common Shares as proxyholder for the registered shareholder, you should enter your own name in the blank space on the form of proxy provided to you and return the same to your broker (or the broker's agent) in accordance with the instructions provided by your broker (or agent), well in advance of the Meeting.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person to whom you give your proxy attends personally at the Meeting you or such person may revoke the proxy and you may vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited at our head office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual general meeting and this information circular – proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

The Common Shares represented by proxy in favour of management nominees will be voted on any poll at the Meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any ballot in accordance with the specification so made. **If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein.** The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual general meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing this information circular – proxy statement, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of Common Shares without nominal or par value which may be issued for such consideration as may be determined by resolution of our board of directors (the "**Board**"). As at March 14, 2007, there were 24,364,378 Common Shares issued and outstanding. As a holder of Common Shares, you are entitled to one vote on a ballot at the Meeting for each Common Share you own. We are also authorized to issue an unlimited number of preferred shares, issuable in series. Each series is issuable upon the terms and conditions as set by our Board at the time of creation, subject to the class priorities. As at March 14, 2007, there were no preferred shares issued and outstanding.

To the knowledge of our directors and officers, as at March 14, 2007, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Common Shares except as set forth in the table below.

Name and Municipality of Residence	Common Shares	Percentage of all Voting Securities
ARC Energy Venture Fund 4 Calgary, Alberta	4,202,100	17.25%

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Directors will be elected at the Meeting. Our Board presently consists of six members. It is proposed that our Board will be fixed at six members and the following persons will be nominated at the Meeting:

Steven Cloutier	Nancy Penner
Martin Hislop	Scott Dawson
John Howard	Malcolm Adams

Each director elected will hold office until the next annual general meeting, or until his or her successor is duly elected or appointed, unless his or her office be earlier vacated.

It is the intention of the management designees, if named as proxy, to vote "FOR" an ordinary resolution in favour of fixing our Board at six members and in favour of the election of the following persons to our Board unless otherwise directed. Management does not contemplate that any of these nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, **the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless you have specified in your proxy that your Common Shares are to be withheld from voting on the election of directors.**

The following information relating to the nominees as directors is based partly on our records and partly on information received by us from the nominees and sets forth the names and province and country of residence of all of the persons nominated for election as directors, the periods during which they have served as directors, their principal occupations or employments during the five preceding years and the approximate number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them as of March 14, 2007.

Name, Province and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed (4)
Steven Cloutier Alberta, Canada	May 19, 2005	President and Chief Executive Officer of Rockyview since June 27, 2005; prior thereto, President and Chief Operating Officer of APF Energy Inc. (a wholly-owned subsidiary of APF Energy Trust, a public oil and gas trust) and prior thereto Executive Vice President and Chief Operating Officer of APF Energy Inc.	461,724
Martin Hislop (3) Alberta, Canada	May 19, 2005	Retired Businessman since June 27, 2005 and prior thereto, Chief Executive Officer of APF Energy Inc. (a wholly-owned subsidiary of APF Energy Trust, a public oil and gas trust)	268,773
John Howard (1)(2)(3) Alberta, Canada	May 19, 2005	Independent businessman	23,498
Nancy Penner (1)(2) Alberta, Canada	May 19, 2005	Counsel, Parlee McLaws LLP (law firm)	22,831

Name, Province and Country of Residence	Director Since	Principal Occupation During the Five Preceding Years	Number of Common Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed [(4)]
Scott Dawson [(1)(2)(3)] Alberta, Canada	June 14, 2005	President and Chief Executive Officer of Open Range Energy Corp. (public oil and gas company) since November 30, 2005 and prior thereto, President and Chief Executive Officer of Tempest Energy Corp. (public oil and gas company)	152,021
Malcolm Adams [(1)(3)(5)] Alberta, Canada	December 12, 2006	Vice President, Exploration and Production of ARC Financial Corp. (private equity firm) since October 22, 2001 and prior thereto, Senior Exploration Engineer with ARC Resources Management Ltd. (manager of ARC Energy Trust, a public oil and gas trust)	Nil

Notes:

(1) Member of the Audit Committee, which committee is required pursuant to the *Business Corporations Act* (Alberta).

(2) Member of the Compensation, Nominating and Corporate Governance Committee.

(3) Member of the Reserves Committee.

(4) Messrs. Cloutier, Hislop, Howard, Ms. Penner and Mr. Dawson also own 201,491, 99,315, 11,416, 11,416 and 11,416 common share purchase warrants of our company, respectively, each of which entitles the holder to acquire one Common Share at an exercise price of $5.26 per share at any time on or prior to 4:30 p.m. (Calgary time) on February 21, 2008. In addition, Messrs. Cloutier, Hislop, Howard, Ms. Penner and Mr. Dawson also own options to purchase 141,667, 16,667, 16,667, 16,667 and 16,667 Common Shares, respectively, at an exercise price of $4.74 per share until June 21, 2010, which options vest as to one-third thereof on each of June 21, 2006, June 21, 2007 and June 21, 2008. Mr. Cloutier also owns options to purchase 68,333 Common Shares at an exercise price of $5.98 per share until January 11, 2011, which options vest as to one-third thereof on each of January 12, 2007, January 12, 2008 and January 12, 2009.

(5) Mr. Adams joined our Board as a representative of ARC Financial Corporation in connection with ARC Energy Venture Fund 4's purchase of 1,800,000 Common Shares from treasury on December 12, 2006. See "Voting Shares and Principal Holders Thereof".

(6) We do not have an Executive Committee.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote proxies in the accompanying form of proxy in favour of an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta, to serve as our auditors until the next annual general meeting of our shareholders and to authorize our directors to fix their remuneration as such. PricewaterhouseCoopers LLP have been our auditors since incorporation.

REPORT ON EXECUTIVE COMPENSATION

Composition and Role of Compensation, Nominating and Corporate Governance Committee

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee composed of three directors, Nancy Penner (Chairperson), John Howard and Scott Dawson. All of the members of the committee are independent directors. The committee's mandate includes making recommendations to our Board in respect of compensation issues relating to directors, officers and, to the extent determined appropriate, employees of our company, including recommending performance objectives and the compensation package for the Chief Executive Officer.

Report on Executive Compensation

To: The Shareholders of Rockyview Energy Inc.

Our compensation philosophy is aimed at attracting and retaining quality and experienced people which is considered to be critical to the success of our company. The President and Chief Executive Officer of our company is excused from the committee and directors' meetings during any discussion of his compensation. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being stock options). We do not have a pension plan or other form of formal retirement compensation.

Recommendations for executive compensation are made by the committee to our full Board for approval.

Base Salaries

Base salary is the principal component of executive compensation. Base salary ranges for executive officers are determined upon review of comparative data compiled by our company for a number of comparable companies within the oil and gas industry of competitive salaries paid to executive officers. Base salaries paid to senior officers of our company, including the Chief Executive Officer, are in the mid-range of the salaries of similar positions for our company's peer group, using such criteria as revenue, production, cash flow and number of employees. Salaries of executive officers, including that of the Chief Executive Officer, will be reviewed annually.

We evaluate three components in determining over-all compensation for the executives. Salaries and cash bonuses provide short-term remuneration while options are viewed as both long-term incentives and commitment to our company. Both of these are evaluated in comparison to similar companies within the oil and gas industry.

Short-Term Incentive Compensation - Bonuses

In addition to base salaries, we may award cash bonuses to employees, including executive officers, which will be based primarily on our company achieving corporate objectives including increases in reserves, production volumes, net asset value per share and decreases in costs for finding and development of reserves, operating costs and general and administrative costs. Leadership issues will also be considered in the granting of bonuses. The award of a bonus will be recommended, in the case of employees, by senior management of our company, for approval by the committee. Bonus levels for Vice Presidents will be established by the committee in consultation with the Chief Executive Officer, and the Chief Executive Officer's bonus will be established by the committee in consultation with the independent members of our Board.

Long-Term Incentive Compensation - Stock Options

Individual stock options, in the case of employees, are granted by the committee on the recommendation of senior management. Individual stock options, in the case of Vice Presidents, are granted by the committee in consultation with the Chief Executive Officer, and option grants to the Chief Executive Officer are made by the committee in consultation with the independent members of our Board. Stock options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in our company's stock option plan rewards overall corporate performance, as measured through the price of the Common Shares. In addition, the plan enables executives to develop and maintain a significant ownership position in our company.

Stock options are normally awarded by the committee upon the commencement of employment based on the level of responsibility within our company. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within our company. We also evaluate the number of options an individual has been granted and the term remaining on those options when considering further grants. Options are usually priced at the "market price" of the Common Shares on the business day immediately preceding the date of grant, where the market price is the volume weighted average trading price for the five trading days immediately preceding the date of grant. The current policy of our Board is that options vest at a rate of one-third on each of the first, second and third anniversaries of the date of grant and have a five year term.

2006 Executive Compensation

The 2006 year was the first full year of operations for our company. Base salaries were not adjusted for executive officers during the year. Bonuses in the aggregate of $300,000 were awarded to the executive officers named in the table under "Executive Compensation – Compensation of Executive Officers" based on the following achievements in the year ended December 31, 2005 (from start-up in June 2005): the Corporation's execution of its corporate plan; a successful drilling program and increases in reserves, production and net asset value per share.

Summary

Our compensation policies are designed to allow our company to attract and retain a team of talented, motivated and experienced executive officers, professionals and support staff working towards the common goal of enhancing shareholder value. As our company grows, the committee and our Board will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the performance of our company.

Submitted by the Compensation, Nominating and Corporate Governance Committee: Nancy Penner, John Howard and Scott Dawson.

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return for $100 invested in the Common Shares for the period from our initial listing on the Toronto Stock Exchange ("**TSX**") on June 24, 2005 to December 31, 2006, as measured by the closing price of the Common Shares at the end of each month, with the cumulative total shareholder return on each of the S&P/TSX Composite Index and the S&P/TSX Energy Index, assuming the reinvestment of dividends, where applicable, for a comparable period.


$160
$140
$120
$100
$80
$60
$40
$20
$0
Value of $100 Investment
24-Jun-05
30-Sep-05
31-Dec-05
31-Mar-06
30-Jun-06
30-Sep-06
31-Dec-06
Date
Rockyview
S&P/TSX Composite Index
S&P/TSX Energy Index

Comparison of Cumulative Total Return [(1)]

	June 24, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Rockyview	$100.00	$128.57	$102.04	$101.19	$73.64	$59.52	$59.52
S&P/TSX Composite Index	$100.00	$111.20	$113.83	$122.30	$117.27	$118.77	$130.35
S&P/TSX Energy Index	$100.00	$112.27	$141.51	$136.75	$150.52	$151.15	$133.86

Note:

(1) Assuming an investment of $100 on June 24, 2005.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table provides a summary of compensation earned during our most recently completed fiscal year and for the fiscal period ended December 31, 2006 by our President and Chief Executive Officer, our Vice President, Finance, Chief Financial Officer and Corporate Secretary and our only other executive officers (collectively, the "**Named Executive Officers**") whose salary and bonus for the year ended December 31, 2006 exceeded $150,000.

		Annual Compensation			Long-term Compensation	
Name and Principal Position	**Fiscal Year**	**Salary**	**Bonus**	**Other Annual Compensation**	**Shares under Options Granted**	**All Other Compensation**
		($)	($)	($)	(#)	($)
Steven Cloutier	2006	125,000	75,000	(2)	68,333	Nil
President and Chief Executive Officer	2005 (1)	64,423	Nil	(2)	141,667	Nil
Alan MacDonald	2006	125,000	75,000	(2)	65,000	Nil
Vice President, Finance, Chief Financial Officer and Corporate Secretary	2005 (1)	64,423	Nil	(2)	125,000	Nil
Daniel Allan	2006	125,000	75,000	(2)	65,000	Nil
Chief Operating Officer	2005 (1)	64,423	Nil	(2)	125,000	Nil
Howard Anderson	2006	125,000	75,000	(2)	65,000	Nil
Vice President, Engineering	2005 (1)	64,423	Nil	(2)	100,000	Nil

Notes:

(1) Our company was incorporated on April 12, 2005 and commenced operations on June 21, 2005 pursuant to a plan of arrangement completed pursuant to section 193 of the *Business Corporations Act* (Alberta) involving APF Energy Trust and its unitholders, APF Energy Inc., 1163947 Alberta Inc. and our company. The compensation information presented in the table for 2005 is for the fiscal period commencing June 21, 2005 and ending December 31, 2005.

(2) The value of perquisites and benefits for each Named Executive Officer was not greater than the lesser of $50,000 and 10% of such officer's salary and bonus for the fiscal period indicated.

Long-term Incentive Plan Awards

Other than the grant of stock options pursuant to our stock option plan, we made no long-term incentive plan awards during the fiscal year ended December 31, 2006.

Option Grants During the Fiscal Year Ended December 31, 2006

The following table sets forth certain information respecting grants of options to purchase Common Shares to the Named Executive Officers during the most recently completed financial year ended December 31, 2006.

Name	Options Granted [1]	% of Total Options Granted to Employees in Financial Year	Exercise Price	Market Value of Common Shares on the Date of Grant	Expiration Date
	(#)	(%)	($/share)	($/share)	
Steven Cloutier	68,333	6.5	5.98	5.98	January 11, 2011
Alan MacDonald	65,000	6.1	5.98	5.98	January 11, 2011
Daniel Allan	65,000	6.1	5.98	5.98	January 11, 2011
Howard Anderson	65,000	6.1	5.98	5.98	January 11, 2011

Note:

(1) The options vest as to one-third on each of the first, second and third anniversaries of the date of grant.

Option Exercises During the Fiscal Year Ended December 31, 2006 and Fiscal Year End Option Values

The following table sets forth certain information with respect to option exercises by the Named Executive Officers during the most recently completed financial period and their respective option positions as at December 31, 2006.

			Unexercised Options at December 31, 2006			
			Number of Options		Value of in-the-Money Options [1][2]	
Name	Options Exercised	Aggregate Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($)	(#)	(#)	($)	($)
Steven Cloutier	Nil	Nil	47,222	162,778	Nil	Nil
Alan MacDonald	Nil	Nil	41,667	148,333	Nil	Nil
Daniel Allan	Nil	Nil	41,667	148,333	Nil	Nil
Howard Anderson	Nil	Nil	33,333	131,667	Nil	Nil

Notes:

(1) The value of unexercised in-the-money options at year-end is based on the closing price of the Common Shares on the TSX on December 29, 2006, which was $3.50 per share, less the exercise price.

(2) "In-the-money" means that the market value of the Common Shares underlying the options on that date exceeded the option exercise price.

Compensation of Directors

During the fiscal year ended December 31, 2006, our non-management directors were each paid an annual retainer of $16,000. During the fiscal year ended December 31 2006, directors were not paid for attendance at board or committee meetings but were entitled to be reimbursed for all reasonable expenses incurred in carrying out their duties as directors. Our directors are entitled to participate in our stock option plan and as at December 31, 2006, non-management directors held options to purchase an aggregate of 66,668 Common Shares at an exercise price of $4.74 per share.

Termination of Employment, Change in Responsibilities and Employment Contracts

We have not entered into any employment contracts with the Named Executive Officers. We do not have any compensatory plan, contract or arrangement between us and any of the Named Executive Officers entitling any of them to receive more than $100,000 in the event of the resignation, retirement or any other termination of their employment with us, or a change in control of our company or a change in their responsibilities following a change in control of our company.

Stock Option Plan

We have a stock option plan (the "**Option Plan**"), which is administered by our Board (or any committee of our Board to whom the operation of the Option Plan may be delegated). The following is a summary description of the general operation of the Option Plan. The Option Plan includes the following terms:

Under the Stock Option Plan:

1. directors, officers, employees of, or providers of services to, our company (or any of our subsidiaries) are eligible to receive options under the Option Plan;
2. the aggregate number of Common Shares that may be reserved for issuance under the Option Plan, together with all of our other share compensation arrangements, must not exceed 10% of the number of Common Shares, on a non-diluted basis, outstanding from time to time;
3. options may be granted in such numbers as our Board may determine and will vest as to one-third on each of the first, second and third anniversaries of the date of the grant;
4. the exercise price of options granted is determined by our Board at the time of grant and may not be less than the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant;
5. the maximum term for options is five years;
6. options granted under the Option Plan are non-assignable;
7. the aggregate number of Common Shares reserved for issuance pursuant to options granted to any one person under the Option Plan, together with all of our other share compensation arrangements, must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis);
8. the number of Common Shares issued under the Option Plan to "insiders" of our company, within a one year period, must not exceed 10% of the outstanding Common Shares (on a non-diluted basis);
9. the number of Common Shares issued under the Option Plan to any one "insider" of our company and such insider's associates, within a one year period, may not exceed 5% of the outstanding Common Shares (on a non-diluted basis); and
10. options may contain provisions providing for accelerated vesting in the event of a sale by us of all or substantially all of our property and assets or a change of control of our company.

No financial assistance will be provided by us to optionees to exercise options granted under the Option Plan.

In the event that a holder of vested options shall cease to be a director, officer or employee of, or a provider of services to, our company or a subsidiary of our company for any reason other than death, permanent disability or retirement, such options shall cease and terminate on the thirtieth (30th) day following the effective date of such ceasing to be a director, officer or employee of, or service provider to our company or subsidiary of our company or the expiry time of such options, whichever occurs first. Notwithstanding the foregoing, in the event of termination for cause, such options shall cease and terminate on the day following the date we give notice of said termination.

In the event of the death, permanent disability or retirement of a holder of vested options, such options may be exercised by such holder or the legal personal representatives of the holder, as applicable, at any time up to and including (but not after) the earlier of the date that is six (6) months following the date of death of the holder and the expiry time of such options.

Our Board may, at any time, suspend or terminate the Option Plan. Our Board may also at any time amend or revise the terms of the Option Plan or any options, subject to regulatory approval, provided that no such amendment or revision shall in any manner materially adversely affect the rights of any optionee under any options granted without the consent of such optionee, and further provided that approval shall be obtained from a majority of our shareholders (excluding the votes of Common Shares held directly or indirectly by insiders benefiting from the amendment) in respect of any amendment to the Option Plan which seeks to (i) reduce the exercise price of any options, or (ii) extend the expiry date of options;

The current balance of options to acquire 1,814,835 Common Shares represents approximately 7.4% of our currently outstanding Common Shares. As at March 14, 2007 there are 621,603 Common Shares remaining available for issuance under our Option Plan, calculated as 10% of our currently outstanding 24,364,378 Common Shares, less our outstanding options. All options currently outstanding under the Option Plan expire five years from the date of the grant and vest over three years commencing one year after the date of grant subject to accelerated vesting in the case of a change of control of our company.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our Option Plan, which is our only equity compensation plan, as at December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (1)	1,874,835 Common Shares	$5.34 per Common Share	561,603 Common Shares (2)
Equity compensation plans not approved by securityholders	Nil	Not applicable	Nil
Total	1,874,835 Common Shares		561,603 Common Shares

Notes:
(1) Unitholders of APF Energy Trust approved the Option Plan at a special meeting of unitholders held on June 20, 2005.
(2) Calculated as 10% of the issued and outstanding Common Shares as at December 31, 2006, less the then outstanding stock options.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("**NI 58-101**") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for our company is that contained in Form 58-101F1 which is attached to NI 58-101 ("**Form 58-101F1 Disclosure**").

Set out below is a description of our current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1. **Board of Directors**

(a) *Disclose the identity of directors who are independent.*

Our Board has determined that the following four (4) directors of our company are independent:

John Howard
Nancy Penner
Scott Dawson
Malcolm Adams

(b) *Disclose the identity of directors who are not independent, and describe the basis for that determination.*

Our Board has determined that two members of our Board are not independent. Our Board has determined that Steven Cloutier is not independent as Mr. Cloutier is the President and Chief Executive Officer of our company. In addition, our Board has determined that Martin Hislop is not an independent director on the basis that Mr. Hislop is married to Mr. Cloutier's mother. Our Board is of the view that this is a relationship which could reasonably be expected to interfere with the exercise of Mr. Hislop's independent judgement.

(c) *Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.*

Our Board has determined that a majority of the directors are independent.

(d) *If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.*

The following directors of our company are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuer
Martin Hislop	TriStar Oil & Gas Ltd.
John Howard	Advantage Energy Income Fund Bear Ridge Resources Ltd. Eastshore Energy Ltd.
Scott Dawson	Glamis Resources Ltd. Open Range Energy Corp.

(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.*

The independent directors of our company regularly meet for a portion of each Board meeting without non-independent directors and management participation, and have met in camera seven times since the beginning of the fiscal year ended December 31, 2006.

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.*

Our Board has determined that John Howard, the Chairman of our Board, is independent. Our Board has developed a position description for the Chairman of our Board which provides that the Chairman shall have the following duties and responsibilities:

(i) The Chairman shall, when present, preside at all meetings of our Board and, unless otherwise determined by the directors, at all meetings of shareholders.

(ii) The Chairman shall endeavour to provide overall leadership to our Board without limiting the principle of collective responsibility and the ability of our Board to function as a unit.

(iii) The Chairman shall be responsible to ensure our Board meetings function satisfactorily and that the tasks of our Board are handled in the most reasonable fashion under the circumstances.

(iv) The Chairman shall endeavour to ensure that our Board's negotiations take place when as many of the directors as possible are present and that essential decisions are made when as many directors as possible are present.

(v) The Chairman shall endeavour to establish a line of communication with the Chief Executive Officer of our company to ensure our Board meetings can be scheduled to deal with important business that arises outside of the regular quarterly meetings.

(vi) The Chairman shall endeavour to fulfill his or her Board leadership responsibilities in a manner that will ensure that our Board is able to function independently of management. The Chairman shall consider, and allow for, when appropriate, a meeting of all independent directors, so that Board meetings can take place without management being present. The Chairman shall endeavour to ensure reasonable procedures are in place to allow for directors to engage outside advisors at the expense of our company in appropriate circumstances.

(vii) With respect to meetings of directors or shareholders, it is the duty of the Chairman to enforce the Rules of Order. These duties include:

(A) ensuring that the meeting is duly constituted;
(B) ensure the meeting provides for reasonable accommodation;
(C) confirming the admissibility of all persons at the meeting;
(D) preserving order and the control of the meeting;
(E) in respect of shareholders' meetings, appointing scrutineers if requested and instruct them in their duties;
(F) rule on the validity of proxies; and
(G) to ascertain the sense of the meeting by a vote on all questions properly brought before the meeting.

(viii) The Chairman shall also liaise with management and the Corporate Secretary of our company to ensure that a proper notice and agenda has been disseminated, and that appropriate accommodations have been made for all Board and shareholder meetings.

(ix) The Chairman shall be the primary contact for stakeholders who wish to contact independent directors.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

The attendance record of each of our directors for board meetings and committee meetings held since January 1, 2006, is as follows:

Name of Director	Attendance Record
Steven Cloutier	7/7 Board Meetings
Martin Hislop	7/7 Board Meetings 4/4 Reserves Committee Meetings

Name of Director	Attendance Record
John Howard	7/7 Board Meetings 6/6 Audit Committee Meetings 3/3 Compensation, Nominating and Corporate Governance Committee Meetings 4/4 Reserves Committee Meetings
Nancy Penner	7/7 Board Meetings 6/6 Audit Committee Meetings 3/3 Compensation, Nominating and Corporate Governance Committee Meetings
Scott Dawson	7/7 Board Meetings 5/6 Audit Committee Meetings 3/3 Compensation, Nominating and Corporate Governance Committee Meetings 4/4 Reserves Committee Meetings
Malcolm Adams	1/1 Board Meeting 1/1 Audit Committee Meeting 1/1 Reserves Committee Meeting

2. **Board Mandate**

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of our Board is attached as Schedule "A" hereto.

3. **Position Descriptions**

(a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.*

Our Board has developed written position descriptions for the Chairman of our Board as well as the Chairperson of each of our committees, being the Audit Committee, the Compensation, Nominating and Corporate Governance Committee and the Reserves Committee.

(b) *Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and the CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.*

Our Board, with input from the Chief Executive Officer of our company, has developed a written position description for the Chief Executive Officer.

4. **Orientation and Continuing Education**

(a) *Briefly describe what measures the board takes to orient new directors regarding:*

(i) *the role of the board, its committees and its directors; and*

(ii) *the nature and operation of the issuer's business.*

Upon joining our Board, management will provide a new director with access to all of the background documents of our company, including all corporate records, by-laws, corporate policies, organization structure, prior board and committee minutes, copies of the mandate of each of our Board and our committees, and relevant position descriptions. In addition, management will make a presentation to new directors regarding the nature and operations of our company's business.

(b) *Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

As part of continuing education, our Board will receive management presentations with respect to the operations and risks of our business at least four times per year, with a more significant presentation provided in conjunction with the annual budgeting process. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

5. **Ethical Business Conduct**

(a) *Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

(i) *disclose how a person or company may obtain a copy of the code;*

Our Board has adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. A copy of the Code of Business Conduct and Ethics is available for review on SEDAR at www.sedar.com or on our website at www.rockyviewenergy.com.

(ii) *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

Our Board monitors compliance with the Code of Business Conduct and Ethics by requiring each of the senior officers of our company to affirm in writing on an annual basis their agreement to abide by the Code of Business Conduct and Ethics, as to their ethical conduct and in respect of any conflicts of interest. To the extent that our management is unable to make a determination as to whether a breach of the Code has taken place, our Board will review any alleged breach of the Code to determine whether a breach has occurred. Any waiver of the Code for executive officers or directors will be made only by our Board or a committee of our Board. In addition, our Compensation, Nominating and Corporate Governance Committee has as part of its mandate the responsibility for reviewing management's monitoring of our company's compliance with the Code of Business Conduct and Ethics.

(iii) *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

There have been no material change reports filed since the beginning of the fiscal year ended December 31, 2006, that pertain to any conduct of a director or executive officer that constitutes a departure from our company's Code of Business Conduct and Ethics.

(b) *Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

In accordance with the *Business Corporations Act* (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. Our Code of Business Conduct and Ethics provides that activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by our Board; provided that the foregoing shall not apply to our directors who act as directors of other public or private companies who shall comply with the provisions of the *Business Corporations Act* (Alberta) in respect thereof and shall advise the Chairman of our Board of the holding of such directorships. Our Code of Business Conduct and Ethics provides that any potential conflicts of interest must be reported immediately to senior management, our Board or the Chairman of our Board, as appropriate.

(c) *Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.*

Our Audit Committee has adopted a "Whistleblower Program" which provides our employees, management, officers, directors, contractors, consultants and our committee members with the ability to report, on a confidential and anonymous basis, any complaints and concerns regarding accounting, internal auditing controls or auditing matters, including, but not limited to, unethical and unlawful accounting and auditing policies, practices or procedures, fraudulent or misleading financial information and instances of corporate fraud. Our Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within our company.

6. **Nomination of Directors**

(a) *Describe the process by which the board identifies new candidates for board nomination.*

Our Board has delegated responsibility to the Compensation, Nominating and Corporate Governance Committee to recommend to our Board suitable candidates as nominees for election or appointment as directors. Due to the small size of our Board, the committee canvasses all members of our Board for their input prior to making a recommendation to our Board. In identifying new candidates for Board nomination, our committee considers, among other things:

(i) the competencies and skills that our Board considers to be necessary for our Board, as a whole, to possess;

(ii) the competencies and skills that our Board considers each existing director to possess;

(iii) the competencies and skills each new nominee will bring to the boardroom; and

(iv) whether or not each new nominee can devote sufficient time and resources to his duties as a member of our Board.

(b) *Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.*

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee whose members are Nancy Penner (Chairperson), John Howard and Scott Dawson, each of whom has been determined to be independent.

(c) *If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.*

The Compensation, Nominating and Corporate Governance Committee has, as part of its mandate, the responsibility for recommending suitable candidates as nominees for election or appointment as directors, and recommending the criteria governing the overall composition of our Board and governing the desirable individual characteristics for directors.

Pursuant to the mandate of the Compensation, Nominating and Corporate Governance Committee, the committee is to be comprised of at least three (3) directors of our company and all of such members shall be independent. The committee is from time to time to designate one of the members of the committee to be the Chair of the committee. At present, the Chairperson of the Compensation, Nominating and Corporate Governance Committee is Nancy Penner.

The Compensation, Nominating and Corporate Governance Committee meets at least one time per year and at such other times as the Chairperson of the committee determines.

7. **Compensation**

(a) *Describe the process by which the board determines the compensation for the issuer's directors and officers.*

Compensation of Directors

The Compensation, Nominating and Corporate Governance Committee annually conducts a review of directors' compensation for board and committee service and recommends changes to our Board where appropriate. Our Board considers and approves the adequacy and form of the compensation of directors upon recommendation of the Compensation, Nominating and Corporate Governance Committee and ensures the compensation realistically reflects the responsibilities and time involved in being an effective director.

In order to establish the compensation of our non-management directors for the fiscal year ended December 31, 2006, the Compensation, Nominating and Corporate Governance Committee referred to various governance reports on current trends in directors' compensation and compensation data for directors of reporting issuers of comparative size to the our company.

Compensation of Officers

See the disclosure under the heading "Report on Executive Compensation" for the process by which the compensation for our executive officers is determined.

(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

Our Board has appointed a Compensation, Nominating and Corporate Governance Committee whose members are Nancy Penner (Chairperson), John Howard and Scott Dawson, each of whom has been determined to be independent.

(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

The Compensation, Nominating and Corporate Governance Committee has, as part of its mandate, the responsibility for reviewing matters relating to the human resource policies and compensation of the directors, officers and employees of our company in the context of the budget and business plan of our company. As part of the mandate and responsibility of the committee, the committee is responsible for formulating and making recommendations to our Board in respect of compensation issues relating to directors, officers and, to the extent determined appropriate, employees of our company. Without limiting the generality of the foregoing, the committee has the following duties:

(i) to review the compensation philosophy and remuneration policy for officers of our company and to recommend to our Board changes to improve our company's ability to recruit, retain and motivate officers;

(ii) to review and recommend to our Board the retainer and fees to be paid to members of our Board;

(iii) to review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and to evaluate our Chief Executive Officer's performance in light of those corporate goals and objectives, and determine (or make recommendations to our Board with respect to) the Chief Executive Officer's compensation level based on such evaluation; and

(iv) to recommend to our Board with respect to non-Chief Executive Officer and director of compensation including to review management's recommendation for proposed stock option, share purchase plans and other incentive-compensation plans and equity-based plans for non-Chief Executive Officer and director compensation and make recommendations in respect thereof to our Board;

(v) to administer the stock option plan approved by our Board in accordance with its terms including the recommendation to our Board of the grant of stock options in accordance with the terms thereof;

(vi) to determine and recommend for approval of our Board bonuses to be paid to officers and employees of our company and to establish targets or criteria for the payment of such bonuses, if appropriate; and

(vii) to prepare and submit a report of the committee for inclusion in annual disclosure required by applicable securities laws to be made by our company including the Compensation Committee Report required to be included in the information circular – proxy statement of our company and review other executive compensation disclosure before our company discloses such information.

(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.*

A compensation consultant or advisor has not, at any time since the beginning of the fiscal year ended December 31, 2006, been retained to assist in determining compensation for any of our company's directors and officers. We have obtained director and officer compensation data for companies in our peer group by reviewing public disclosure filed by such companies on SEDAR.

8. **Other Board Committees**

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Our Board has created a Reserves Committee in addition to the Audit Committee and the Compensation, Nominating and Corporate Governance Committee. The members of the Reserves Committee are Scott Dawson (Chairman), Malcolm Adams, Martin Hislop and John Howard. The Reserves Committee is responsible for:

(i) reviewing our company's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing our procedures for complying with our disclosure requirements and restrictions set forth under applicable securities requirements;

(ii) reviewing our company's procedures for providing information to the independent evaluator;

(iii) meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without limitation on the Reserves Data (as defined in National Instrument 51-101) (the "**Reserves Data**") and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(iv) reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, determining the reason therefore and whether there have been any disputes with management;

(v) providing a recommendation to our Board as to whether to approve the content or filing of the statement of the Reserves Data and other any information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(vi) reviewing our company's procedures for reporting other information associated with oil and gas producing activities; and

(vii) generally reviewing all matters relating to the preparation and public disclosure of estimates of our company's reserves.

Pursuant to the mandate of the Reserves Committee, the committee is to be comprised of at least three (3) directors of our company and a majority of such members shall be independent. The committee is from time to time to designate one of the members of the committee to be the Chair of the committee. At present, the Chairman of the Reserves Committee is Scott Dawson. The Reserves Committee meets at least one time per year and at such other times as the Chairman of the committee determines.

Our Board has created a Compensation, Nominating and Corporate Governance Committee which, as part of its mandate, has the responsibility for developing the approach of our company to matters concerning corporate governance and, from time to time, shall review and make recommendations to our Board as to such matters. Without the limiting the generality of the foregoing, the Compensation, Nominating and Corporate Governance Committee has the following corporate governance duties:

(i) annually review the mandates of our Board and its committees and recommend to our Board such amendments to those mandates as the committee believes are necessary or desirable;

(ii) to consider and, if thought fit, approve requests from directors or committees of directors of the engagement of special advisors from time to time;

(iii) to prepare and recommend to our Board annually a statement of corporate governance practices to be included in the our company's annual report or information circular as required by all of the stock exchanges on which the shares of our company are listed and any other regulatory authority;

(iv) to make recommendations to our Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;

(v) to review on a periodic basis the composition of our Board and ensure that an appropriate number of independent directors sit on our Board, analyzing the needs of our Board and recommending nominees who meet such needs;

(vi) to assess, at least annually, the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to our Board), including considering the appropriate size of our Board;

(vii) to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of our Board or individual members of our Board;

(viii) to develop and recommend to our Board for approval and periodically review structures and procedures designed to ensure that our Board can function effectively and independently of management;

(ix) make recommendations to our Board regarding appointments of corporate officers and senior management;

(x) review annually the committee's mandate and terms of reference;

(xi) to review and consider the engagement at the expense of our company of professional and other advisors by any individual director when so requested by any such director;

(xii) establish, review and update periodically a code of business conduct and ethics and ensure that management has established a system to monitor compliance with the code; and

(xiii) review management's monitoring of our company's compliance with the code of business conduct and ethics.

9. **Assessments**

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

As part of its mandate the Compensation, Nominating and Corporate Governance Committee is responsible for assessing, at least annually, the effectiveness of our Board as a whole, the committees of our Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to our Board), including considering the appropriate size of our Board. The Chairperson of our Compensation, Nominating and Corporate Governance Committee circulates a detailed questionnaire addressed to each director, in his or her capacity as director and, as the case may be, as a member of one or more of the committees of our Board, aimed at obtaining their views on the effectiveness of our Board and its committees and contribution of its members. The results of the questionnaires are compiled by the Chairperson of the Compensation, Nominating and Corporate Governance Committee. The Chairperson of the Compensation, Nominating and Corporate Governance Committee, shares the results with the members of our Board and its committees at a meeting of our Board where any and all issues are discussed. Our Board takes appropriate action based upon the results of the review process.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our directors, proposed nominees for election as directors, executive officers, employees or former executive officers, directors or employees of us or our subsidiaries, or any associate of any such director, proposed nominee for director, executive officer or employee is, or has been at any time since the beginning of our most recently completed financial year, indebted to us or any of our subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of our most recently completed financial year has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by us or any of our subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors or executive officers, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of our last completed financial year or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries, except as disclosed elsewhere in this information circular – proxy statement and in connection with our company's acquisition of all of the issued and outstanding shares of Espoir Exploration Corp. completed on January 11, 2006 pursuant to a plan of arrangement under the provisions of the *Business Corporations Act* (Alberta), we issued 129,190 Common Shares and paid $85,200 to Scott Dawson, a director of our company, on completion of the plan of arrangement.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of our last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of the foregoing persons, in any matter to be acted on at the Meeting other than the election of directors.

AUDIT COMMITTEE INFORMATION

See the disclosure under the heading "Audit Committee Information" in our annual information form for the fiscal year ended December 31, 2006 for information in respect of our audit committee as required by Multilateral Instrument 52-110.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding our business is contained in our audited consolidated financial statements and management's discussion and analysis for the fiscal year ended December 31, 2006.

Additional information regarding our business including the materials listed in the preceding paragraph may be found on SEDAR at www.sedar.com. Our securityholders may contact us to request a copy of our consolidated financial statements and management's discussion and analysis at:

Rockyview Energy Inc.
Suite 2250, 801 – 6th Avenue S.W.
Calgary, Alberta
T2P 3W5
Phone: (403) 538-5000
Fax: (403) 538-5050

SCHEDULE "A"

ROCKYVIEW ENERGY INC.

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The Board of Directors (the "**Board**") of Rockyview Energy Inc. ("**Rockyview**" or the "**Corporation**") is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Rockyview. In general terms, the Board will:

- in consultation with the Chief Executive Officer of the Corporation (the "**CEO**"), define the principal objectives of Rockyview;
- supervise the management of the business and affairs of Rockyview with the goal of achieving Rockyview's principal objectives as developed in association with the CEO;
- discharge the duties imposed on the Board by applicable laws; and
- for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

- Appoint the CEO and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.
- In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.
- Ensure that a process is established as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.
- Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

- Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.
- Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.
- Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.
- Ensure that an adequate system of internal control exists and that there are adequate management information systems.
- Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.
- Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

- Approve annual operating and capital budgets.

- Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

- Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

- Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

- Approve a Business Conduct and Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

- To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

- Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of the Corporation, the Chairman of the Board will act as a liaison between stakeholders of the Corporation and the Board (including independent members of the Board).

Board Process/Effectiveness

- Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings and review Board materials prior to meetings.

- Engage in the process of determining Board member qualifications with the Compensation, Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.

- Approve the nomination of directors.

- Provide a comprehensive orientation to each new director and provide continuing education as required.

- Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

- Develop a clear position description for the Chairman of the Board.

- Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

- Establish committees, approve their respective mandates and the limits of authority delegated to each committee and develop clear position descriptions for the Chair of each committee.

- Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

- Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

- Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

- Independent directors shall meet regularly without non-independent directors and management participation.

- In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

- The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

- Having regard to the Disclosure, Confidentiality and Trading Policy, the Chairman of the Board will act as a liaison between stakeholders and independent directors of the Board.

G:\062118\0001\AGM\2007\info circ 04.doc

Exemption
82-34899

ROCKYVIEW ENERGY INC.

Instrument of Proxy
For the Annual General Meeting of Shareholders

The undersigned shareholder of Rockyview Energy Inc. (the "**Company**") hereby appoints Steven Cloutier, our President and Chief Executive Officer, or, failing him, Alan MacDonald, our Vice President, Finance, Chief Financial Officer and Corporate Secretary, each of Calgary, Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the annual general meeting of the shareholders of the Company (the "**Meeting**") to be held on April 19, 2007 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this proxy in the following manner:

1. **FOR** ☐ or **AGAINST** ☐ a resolution fixing the number of directors to be elected at the Meeting at six (6) members;

2. **FOR ☐ or WITHHOLD FROM VOTING FOR** ☐ the election as directors for the ensuing year of the six (6) nominees proposed by management in the information circular – proxy statement of the Company dated March 14, 2007;

3. **FOR** ☐ or **WITHHOLD FROM VOTING FOR** ☐ the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company for the ensuing year and the authorization of the directors to fix their remuneration as such; and

4. At the discretion of the said proxyholders, upon any permitted amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof, in such manner as such proxyholders, in their sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of our management. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above and who need not be a shareholder, to attend and to act for them and on their behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this _____ day of ______________, 2007.

____
(signature of shareholder)

____
(name of shareholder - please print)

Notes:

1. If you are a corporation, your corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. If you are signing as executors, administrators, trustees, etc., you should so indicate and give your full title as such.

4. This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and received by our Corporate Secretary, c/o Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta T2G 0P6, not less than 48 hours (excluding Saturdays, Sunday and holidays) before the time of the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.

Exemption
82-34899

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

RECEIVED

Reporting Issuer Name: Rockyview Energy Inc.

Participation Fee for the Financial Year Ending: December 31, 2006

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		24,364,378	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$4.73	
Market value of class or series	=	$ 115,243,507.94	
			$ 115,243,507.94 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			
			(A)
Total fee payable in accordance with Appendix A of the Rule			$6,700
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12			**$6,700.**
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	
Contributed surplus	
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	
Long term debt (including the current portion)	
Capital leases (including the current portion)	
Minority or non-controlling interest	
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)	
Any other item forming part of shareholders' equity and not set out specifically above	
Total Capitalization	
Total Fee payable pursuant to Appendix A of the Rule	

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities)

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

Exemption
82-34899

Rockyview Energy

Rockyview Energy releases a summary of its independent engineering report, files its 2006 operating and financial results and provides an operational update

Calgary, Alberta, March 8, 2007 ("RVE" -- TSX) -- Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to release a summary of its independent engineering report, prepared by Sproule Associates Limited. ("Sproule") and effective December 31, 2006 (the "Sproule Report"). The Company has also filed its 2006 operating and financial results, which are available on SEDAR at www.sedar.com.

2006 Highlights

- Generated cash flow of $15.5 million ($0.79 per share), resulting in an operating netback of $23.82 per boe and an overall netback of $19.61 per boe.

- Averaged 2,162 boe per day of production, of which 94% comprised natural gas. Fourth quarter production averaged 2,516 boe per day.

- Acquired Espoir Exploration Corp. in January, 2006, which added approximately 900 boe per day of production, and provided the Company with two new core areas.

- Increased net undeveloped land from 39,005 acres to 94,815 acres. The total value of Rockyview's undeveloped land was estimated at $21.0 million

- Drilled 28 (19.2 net) wells and spent $35.3 million on drilling, completions, land, seismic and facilities, including the construction of three compressors. Going into 2007, Rockyview's drilling inventory numbered 187 (131 net) wells.

- Increased total proved reserves 34% from 3,844.1 mboe to 5,161.2 mboe and total proved plus probable reserves 39% from 5,532.5 mboe to 7,702.9 mboe.

- Raised $14.6 million of equity in December, and exited 2006 with net debt of $24.3 million.

- Replaced 267% of production through drilling and acquisitions on a total proved basis and 375% on a total proved plus probable basis.

- One-year finding and development ("F&D") costs on a proved plus probable basis were $32.40 per boe including changes in future development costs. Average two-year F&D costs on a proved plus probable basis were $17.47 per boe including changes in future development costs.

- Year-end net asset value per share of $5.34.

General

While 2005 represented Rockyview's inaugural year of operations and one characterized by establishing its game plan, 2006 was the year during which the focus was on the execution of objectives. It saw the Company take the promise of an extensive shallow gas drilling inventory and begin to convert it into production and cash flow. The result was a 2006 capital expenditure program that included the building and commissioning of three significant new compression facilities in the Central Alberta core area that enabled Rockyview to bring on stream the 55 wells that were drilled in 2005.

Rockyview also completed its first significant acquisition in 2006: the purchase of Espoir Exploration Corp. ("Espoir"). In addition to adding approximately 900 boe per day of production, the Espoir transaction created two new core areas for the Company in Western Alberta and the Peace River Arch, adding a number of high-impact locations to Rockyview's already extensive shallow gas drilling inventory. In total, 2006 expenditures amounted to $100.5 million which – in addition to the acquisition of Espoir – included the drilling of 28 (19.2 net) wells.

The year was not without its challenges. As one of the most gas-levered energy companies operating in Western Canada, Rockyview had to deal with a commodity that went from a high of more than $14.00 per mcf in the fourth quarter of 2005, to less than $4.00 per mcf by the third quarter of 2006. While this resulted in a more conservative capital expenditure program during the last half of the year, the Company was nonetheless able to steer its way through a difficult period.

Entering 2007, Rockyview had 187 gross drilling locations identified on its lands. With the completion of a $14.6 million equity issue in December 2006, the 2007 budget contemplates the drilling of 57 (37 net) wells on capital expenditures of $20 million. As Rockyview's budget was predicated on an average 2007 gas price of $6.50 per mcf, the Company has the ability to expand the capital program should gas prices remain higher than budget. Year-to-date, gas prices have averaged $6.98 per mcf.

In addition, the Company has entered into several commodity price transactions which have locked-in gas prices above the $6.50 budget. Rockyview has sold forward an average of 4,200 gj per day (3,990 mcf) during 2007 at a weighted average price of $7.34 per gj ($7.71 per mcf)

To date in 2007, activity in the field has included the drilling of 22 (17.4 net) Horseshoe Canyon/Belly River gas wells in Central Alberta; 2 (2.0 net) Mannville/Nordegg/Banff gas wells in Western Alberta; and 2 (1.0 net) abandoned wells in the Peace River Arch. In addition, the Company is in the process of drilling one (0.5 net) well in the Peace River Arch, which is prospective for gas in several Triassic horizons. The Company has also re-completed five (3.2 net) other shallow gas wells in the Central Alberta core area.

Given the current and forward markets for gas, as well as Rockyview's hedges, the Company will continue to monitor the situation and consider whether it is appropriate to expand its 2007 capital program.

Summary of Reserve Information

The tables below summarize certain information contained in the Sproule Report. It should not be assumed that the estimates of the present value of cash flow set out in the table below represent the fair market value of Rockyview's reserves. There is no assurance that the forecast prices and other assumptions will be attained and variances could be material. Nor is there any guarantee that the estimated reserves will be recovered. Actual recoveries may be greater or less than the estimates set out in the Sproule Report.

The Sproule Report estimates the future capital required to develop the Company's proved plus probable reserves at $30.7 million.

Summary of Oil and Gas Reserves - Forecast of Prices and Costs

December 31, 2006	Light & Medium Oil		Natural Gas		NGL		Total	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Reserve Category	mbbl	mbbl	mmcf	mmcf	mbbl	mbbl	mboe	mboe
Proved developed producing	100.6	100.8	17,313.8	14,608.4	83.9	53.8	3,070.1	2,589.3
Proved developed non-producing	-	-	3,964.7	3,307.4	15.1	9.4	675.9	560.6
Proved undeveloped	9.6	8.7	8,389.3	7,279.3	7.4	5.5	1,415.2	1,227.4
Total proved	110.2	109.5	29,667.8	25,195.1	106.4	68.7	5,161.2	4,377.4
Probable additional	162.3	156.6	13,957.5	11,845.9	53.1	36.7	2,541.7	2,167.6
Total proved plus probable	272.5	266.1	43,625.3	37,041.0	159.5	105.4	7,702.9	6,545.0

Notes:

1. "Gross" means the Company's interest (operated and non-operated) before deduction of royalties and without including any royalty interests owned by the Company.
2. "Net" means the Company's interest (operated and non-operated) after deduction of royalties and including any royalty interests owned by the Company.
3. Rockyview does not have any heavy oil reserves.
4. Columns may not add due to rounding.

Summary of Net Present Values of Future Net Revenues - Forecast Prices and Costs

December 31, 2006	Present Value of Cash Flow				
	0%	5%	10%	15%	20%
Reserve Category	m$	m$	m$	m$	m$
Proved developed producing	93,669	79,810	70,741	63,970	58,629
Proved developed non-producing	13,625	11,571	9,942	8,627	7,548
Proved undeveloped	21,125	15,759	11,695	8,540	6,035
Total proved	128,418	107,139	92,379	81,137	72,212
Probable additional	71,644	52,412	40,548	32,543	26,834
Total proved plus probable	200,062	159,551	132,926	113,680	99,046

Notes:

1. Present value of cash flow is before income tax.
2. Columns may not add due to rounding.

The following sets forth Sproule's reference prices reflected in the Sproule Report, as at December 31, 2006:

Year	WTI US$/bbl	Edm C$/bbl	Henry Hub US$/mmbtu	AECO C$/mmbtu
2007	65.73	74.10	7.85	7.72
2008	68.82	77.62	8.39	8.59
2009	62.42	70.25	7.65	7.74
2010	58.37	65.56	7.48	7.55
2011	55.20	61.90	7.63	7.72

Sproule and Rockyview prepared a reconciliation of gross reserves effective December 31, 2006. The purchase of Espoir (completed in January 2006) is accounted for as an acquisition.

Espoir's reserves had previously been evaluated at December 31, 2005 by independent engineering consultants other then Sproule.

RECONCILIATION OF PROVED RESERVES	Natural gas (mmcf)	Light and medium oil (mbbl)	NGL's (mbbl)	Total (mboe)
Reserves at December 31, 2005	22,155.6	121.9	29.5	3,844.1
Discoveries/Revisions/Extensions	5,174.2	(31.9)	18.6	849.0
Acquisitions net of dispositions	6,806.0	41.4	81.7	1,257.4
Production	(4,468.0)	(21.2)	(23.4)	(789.3)
Reserves at December 31, 2006	29,667.8	110.2	106.4	5,161.2

RECONCILIATION OF PROVED PLUS PROBABLE RESERVES	Natural gas (mmcf)	Light and medium oil (mbbl)	NGL's (mbbl)	Total (mboe)
Reserves at December 31, 2005	31,660.4	211.2	44.5	5,532.5
Discoveries/Revisions/Extensions	6,596.2	(89.9)	21.2	1,030.6
Acquisitions net of dispositions	9,836.7	172.4	117.2	1,929.1
Production	(4,468.0)	(21.2)	(23.4)	(789.3)
Reserves at December 31, 2006	43,625.3	272.5	159.5	7,702.9

Finding and Development Costs

Finding and development ("F&D") costs represent the expenses associated with the creation of new reserves. This includes not only the costs to drill a well, but the ancillary expenses, where applicable, of acquiring the land in advance, shooting seismic and building the infrastructure required to get the commodity to the market. Because this cycle often spans more than one year, the industry also reports F&D costs over a rolling three-year average, or in Rockyview's case, two years because the Company only commenced operations in 2005.

During 2005, most ($8.4 million) of Rockyview's $12.9 million in capital expenditures were allocated to the drilling of wells that created new reserves. Accordingly, the Company generated one-year F&D costs (including changes in future capital) on a proved plus probable basis of $11.94 per boe, placing it among the industry leaders.

As a result of those drilling activities, a significant number of proved undeveloped follow-up locations were identified in last year's engineering report, all of which required capital to develop. Because these reserve additions had already been recognized by Sproule, the costs associated with drilling them in 2006 did not go towards the creation of new reserves.

Last year was also characterized by a significant investment in infrastructure, as the Company completed the construction of three new compression facilities in its Central Alberta core area. Of the total $35.3 million spent on capital projects during 2006, 49% was directed to these initiatives.

The net effect of the foregoing was that one-year F&D costs for 2006 were $32.40 per boe on a proved plus probable basis. The rolling two-year average, however, was $17.47 per boe.

The final component to this analysis is the inclusion of acquisition costs into the matrix to create finding, development and acquisition ("FD&A") costs. Because Rockyview did not make any acquisitions during 2005, its F&D costs and its FD&A costs were the same.

In early 2006, the Company completed the acquisition of Espoir. At December 31, 2005, an independent engineering report (the "2005 Report") had assigned proved plus probable reserves of 2.65 million boe. At December 31, 2006, Sproule assigned proved plus probable reserves of 1.93 million boe to the acquisition, after taking into account volumes produced and disposed of during 2006, resulting in an implied revision of approximately 500,000 boe from the 2005 Report. This was largely the result of production declining at a faster rate than was estimated on certain recently developed properties in the 2005 Report.

CAPITAL (M$)	Proved	Proved + Probable
Land and seismic	3,579.7	3,579.7
Drilling and completion	13,294.7	13,294.7
Facilities	17,222.4	17,222.4
Other	1,174.4	1,174.4
	35,271.2	35,271.2
Change in future development costs	(3,491.0)	(1,876.0)
Total F&D costs	31,780.2	33,395.2
Acquisitions	67,279.8	67,279.8
Dispositions	(2,100.7)	(2,100.7)
Total FD&A costs	96,959.3	98,574.3

RESERVE ADDITIONS (MBOE)		
Reserves - discoveries, extensions and revisions	849.0	1,030.6
Reserves - net acquisitions & dispositions	1,257.4	1,929.1
Reserves - total additions	2,106.4	2,959.7
F&D costs/boe, excluding changes in future development costs	41.54	34.22
F&D costs/boe, including changes in future development costs	37.43	32.40
FD&A costs/boe, including changes in future development costs	46.03	33.31
Operating netback/boe	23.82	23.82
1-year recycle ratio	0.52	0.72
2-year recycle ratio	1.17	1.47

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

A reduction in the Espoir reserves was offset by upward revisions and exploration discoveries on Rockyview's assets in Central Alberta, where the Company experienced better-than-anticipated results in its Horseshoe Canyon drilling program at Wood River and Bittern Lake, while making a new pool discovery at Watelet. Isolating the total capital invested only on these assets (being $25.5 million, and after changes in future capital on a proved plus probable basis), Rockyview increased reserves by 1,031 mboe, resulting in F&D costs of $24.73 per boe. The two-year rolling average is $15.40 per boe.

The net effect of lower F&D costs on the original Rockyview assets, together with a higher acquisition cost for Espoir and the reduction in Espoir reserves resulted in 2006 FD&A costs of $33.31 per boe, on a proved plus probable basis. The two-year rolling average was $22.96 per boe.

Land Valuation

In addition to its reserves, Rockyview's 94,815 net undeveloped acres of land was assigned a value of $21.0 million by Seaton-Jordan & Associates Ltd., effective December 31, 2006.

Net Asset Value

Based on the above-noted data, Rockyview's net asset value at December 31, 2006 was $5.34 per share, calculated as follows:

December 31, 2006 (000, except per share amounts)			Note
Reserve value (total proved plus probable @ 10%)	$	132,926	1
Undeveloped land	$	20,978	2
Seismic	$	3,900	3
Net debt	$	(24,311)	
Asset reclamation obligation	$	(3,316)	
Net asset value	$	130,177	
Shares outstanding		24,364	4
Net asset value per share	$	5.34	

Notes:

1. Reserve value is per Sproule Report at December 31, 2006
2. Undeveloped land value as per Seaton Jordan report at December 31, 2006
3. Seismic value is management's internal estimate of the cost incurred to acquire the data
4. Basic shares outstanding

The Company's 2006 consolidated financial statements and management's discussion and analysis ("MD&A") can be found on SEDAR at www.sedar.com.

For further information, please contact:
Steve Cloutier, President & C.E.O.
Alan MacDonald, Vice President, Finance, C.F.O. & Corporate Secretary
Tel: (403) 538-5000 Fax: (403) 538-5050
www.rockyviewenergy.com.

Reader Advisory - Statements in this news release contain forward-looking information including expectations of future production, expectations of future capital costs, plans for exploration, development and drilling activities and other operational developments. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The risks outlined above should not be construed as exhaustive. The reader is cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This conversion factor is an industry accepted norm and is not based on either energy content or current prices.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

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